Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

SPIRIT REALTY CAPITAL, INC.

SPIRIT REALTY, L.P.

COLE CREDIT PROPERTY TRUST II, INC.

AND

COLE OPERATING PARTNERSHIP II, LP

DATED AS OF JANUARY 22, 2013

i

v

EXHIBITS AND SCHEDULES

Exhibit A – Form of Waiver
Exhibit B – Form of Spirit Voting Agreement
Exhibit C – Form of Cole REIT Opinion
Exhibit D – Form of Spirit REIT Opinion
Exhibit E – Form of Spirit 368 Opinion
Exhibit F – Form of Cole 368 Opinion
Exhibit G-1 – Cole Tax Representation Letter for Cole and Spirit REIT Opinions
Exhibit G-2 – Cole Tax Representation Letter for Cole and Spirit 368 Opinions
Exhibit G-3 – Spirit Tax Representation Letter for Spirit REIT Opinion
Exhibit G-4 – Spirit Tax Representation Letter for Cole and Spirit 368 Opinions
Exhibit H – Advisory and Property Management Matters Agreement

Schedule A – Knowledge of Cole
Schedule B – Knowledge of Spirit
Cole Disclosure Letter
Spirit Disclosure Letter

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of January 22, 2013 (this “Agreement”), by and among Spirit Realty Capital, Inc., a Maryland corporation (“Spirit”), Spirit Realty, L.P., a Delaware limited partnership (“Spirit Operating Partnership” and together with Spirit, the “Spirit Parties”), Cole Credit Property Trust II, Inc., a Maryland corporation (“Cole”) and Cole Operating Partnership II, LP, a Delaware limited partnership (the “Cole Operating Partnership” and, together with Cole, the “Cole Parties”). Spirit, Spirit Operating Partnership, Cole and the Cole Operating Partnership are each sometimes referred to herein as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in Article 1.

WHEREAS, the Parties hereto wish to effect a business combination through a merger of Spirit with and into Cole, with Cole being the Surviving Corporation (the “Company Merger”), and pursuant to which each outstanding share of common stock, $0.01 par value per share, of Spirit (the “Spirit Common Stock”) issued and outstanding immediately prior to the Company Merger Effective Time will be converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL);

WHEREAS, the Parties also wish to effect a merger of the Cole Operating Partnership with and into Spirit Operating Partnership, with Spirit Operating Partnership being the Surviving Partnership (the “Partnership Merger” and, together with the Company Merger, the “Mergers”) upon the terms and conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act, as amended (the “DRULPA”);

WHEREAS, a special committee of independent directors of the board of directors of Cole (the “Cole Special Committee”) has unanimously (a) determined and declared that this Agreement, the Company Merger and the transactions contemplated by this Agreement are advisable and in the best interests of Cole and its stockholders and (b) recommended the approval of this Agreement, the Company Merger and the other transactions contemplated by this Agreement by the board of directors of Cole (the “Cole Board”);

WHEREAS, the Cole Board has (i) determined and declared that this Agreement, the Company Merger and the transactions contemplated by this Agreement are advisable and in the best interests of Cole and its stockholders, (ii) approved this Agreement, the Company Merger and the transactions contemplated by this Agreement, (iii) directed that the Company Merger and the transactions contemplated by this Agreement be submitted for consideration at a meeting of Cole’s stockholders and (iv) recommended the approval of the Company Merger and the transactions contemplated by this Agreement by Cole’s stockholders;

WHEREAS, Cole, as the sole general partner of the Cole Operating Partnership, and Spirit, as the sole member of the sole general partner of Spirit Operating Partnership and Spirit General OP Holdings, LLC, as the sole general partner of the Spirit Operating Partnership, have each separately approved this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, the board of directors of Spirit (the “Spirit Board”) has (i) determined and declared that this Agreement, the Company Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Spirit and its stockholders, (ii) approved this Agreement, the Company Merger and the transactions contemplated by this Agreement, (iii) directed that the Company

Merger and the transactions contemplated by this Agreement be submitted for consideration at a meeting of Spirit’s stockholders and (iv) recommended the approval of the Company Merger and the transactions contemplated by this Agreement by Spirit’s stockholders;

WHEREAS, prior to the consummation of the Company Merger, Cole will cause the Cole Common Stock to be listed on the NYSE effective as of immediately following the Company Merger Effective Time or such other time as agreed to by the Parties;

WHEREAS, as an inducement to the Cole Parties and the Spirit Parties to enter into this Agreement, concurrently with the execution of this Agreement, certain of Spirit’s executive officers have entered into an agreement, in the form attached hereto as Exhibit A, dated as of the date hereof, pursuant to which such executive officers have agreed, among other things, that the Mergers and the other transactions contemplated by this Agreement shall not constitute a change in control as defined in the executive officer’s applicable restricted stock and employment agreements (collectively, the “Waivers”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Company Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Company Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, as an inducement to the Cole Parties to enter into this Agreement, certain of Spirit’s stockholders have entered into a voting agreement, dated as of the date hereof, in the form attached hereto as Exhibit B (the “Spirit Voting Agreement”) pursuant to which such stockholders have agreed, among other matters, to vote the Spirit Common Stock held by such stockholder for approval of the Company Merger and the other transactions contemplated by this Agreement; and

WHEREAS, as a condition to, and as an inducement to the Spirit Parties to enter into this Agreement, Cole, Cole Operating Partnership, the Advisor and Cole Realty Advisors, Inc. (f/k/a Fund Realty Advisors, Inc.) have entered into the Advisory and Property Management Matters Agreement dated as of the date hereof (to which Spirit is an expressed third party beneficiary).

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, the Parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that contains provisions as to the treatment of confidential information that are no less favorable in any material respect to Cole or Spirit, as applicable, than those contained in the Cole Confidentiality Agreement or the Spirit Confidentially Agreement, as applicable (except for such changes necessary for Cole or Spirit, as applicable, to comply with its obligations under this Agreement), and which shall contain a customary “standstill” provision.

“Acquisition Proposal” means either a Cole Acquisition Proposal or a Spirit Acquisition Proposal, as applicable.

“Action” means any claim, action, suit, proceeding, arbitration, mediation or other investigation.

“Advisory and Property Management Matters Agreement” means that certain agreement dated as of the date hereof and attached hereto as Exhibit H, by and between Cole, Cole Operating Partnership, the Advisor and Cole Realty Advisors, Inc. (f/k/a Fund Realty Advisors, Inc.).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, stock option, stock appreciation right, restricted stock unit, restricted stock, profits interest unit, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required to be closed.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Cole Acquisition Proposal” means any proposal or offer from or by any Person (other than the Spirit Parties) for (or any expression by a Person (other than the Spirit Parties) that it is considering or my engage in), whether in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange, business combination or similar transaction involving Cole or any of the Cole Subsidiaries, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of Cole or any Cole Subsidiary representing twenty percent (20%) or more of the consolidated assets of Cole and the Cole Subsidiaries, taken as a whole as determined on a book-value basis, (iii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the voting power of Cole, (iv) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding shares of any class of voting securities of Cole, or (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Cole in which a Person (other than the Spirit Parties) shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of any class of voting securities of Cole; provided, however, that the term “Cole Acquisition Proposal” shall not include the Mergers or the other transactions contemplated by this Agreement.

“Cole Bylaws” means the Amended and Restated Bylaws of Cole as amended and supplemented and in effect on the date hereof.

“Cole Charter” means the Fifth Articles of Amendment and Restatement of Cole as amended and supplemented and in effect on the date hereof.

“Cole Confidentiality Agreement” means the letter agreement, dated October 9, 2012 from Cole to Spirit and confirmed and agreed to by Spirit.

“Cole Material Adverse Effect” means any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of Cole and the Cole Subsidiaries taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Cole Parties to consummate the Mergers before the Outside Date; provided, however, that for purposes of clause (a) “Cole Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of Cole and the Cole Subsidiaries to meet any projections or forecasts (provided that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Cole Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect the commercial real estate REIT industry generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) any changes in the legal or regulatory conditions in the geographic regions in which Cole and the Cole Subsidiaries operate or own or lease properties, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (vi) the execution or announcement of this Agreement, or the anticipation of the Mergers or the other transactions contemplated hereby, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request of an executive officer of Spirit, (viii) earthquakes, hurricanes, floods or other natural disasters, (ix) any damage or destruction of any Cole Property that is substantially covered by insurance, or (x) changes in Law or GAAP, which in the case of each of clauses (ii), (iii), (iv), (v) and (x) do not disproportionately affect Cole and the Cole Subsidiaries, taken as a whole, relative to other similarly situated participants in the commercial real estate REIT industry in the United States, and in the case of clause (viii) do not disproportionately affect Cole and the Cole Subsidiaries, taken as a whole, relative to other participants in the commercial real estate REIT industry in the geographic regions in which Cole and the Cole Subsidiaries operate or own or lease properties.

“Cole Operating Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of the Cole Operating Partnership, dated as of September 16, 2005, as amended, modified or supplemented from time to time.

“Cole Option” means any option to purchase shares of Cole Common Stock under the Cole Stock Option Plan or otherwise.

“Cole OP Unit” shall mean a Cole OP Unit designated by the Cole Operating Partnership as a Partnership Unit under the Cole Operating Partnership Agreement.

“Cole Stockholder Meeting” means the meeting of the holders of shares of Cole Common Stock for the purpose of seeking the Cole Stockholder Approval, including any postponement or adjournment thereof.

“Cole Stock Option Plan” means the Cole Property Trust II, Inc. 2004 Independent Directors’ Stock Option Plan.

“Cole Subsidiary” means the Cole Operating Partnership and any corporation, other partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) Cole and/or the Cole Operating Partnership directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) Cole and/or any Person that is a Cole Subsidiary by reason of the application of clause (a) or clause (c) of this definition of “Cole Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (c) Cole and/or the Cole Operating Partnership, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Confidentiality Agreements” means the Cole Confidentiality Agreement and the Spirit Confidentiality Agreement.

“DRIP” means Cole’s Third Amended and Restated Distribution Reinvestment Plan, as amended on November 9, 2011.

“Environmental Laws” mean any Laws, court decisions or rule of common law, permits and licenses, which (i) regulate or relate to the protection or remediation of the environment; the use, treatment, storage, transportation, handling, disposal or Release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including without limitation protection of the health and safety of employees; or (ii) impose liability or responsibility with respect to any of the foregoing, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“Environmental Permit” shall mean any permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Expense Fee” means, with respect to Cole or Spirit, as applicable, the reasonable documented out-of-pocket Expenses actually incurred by the Cole Parties or the Spirit Parties, as applicable, up to $10,000,000.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party hereto and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, and filing of the Form S-4, the preparation, printing, filing and mailing of the Joint Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Form S-4 and the Joint Proxy Statement, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Mergers and the other transactions contemplated by this Agreement.

“Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financings in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means any United States (federal, state or local) or foreign government or arbitration panel, or any governmental or quasi-governmental, regulatory, judicial, or administrative authority, board, bureau, agency, commission or self-regulatory organization.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including without limitation, any quantity of asbestos in any form, urea formaldehyde, polychlorinated biphenyls (PCBs), radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“Indebtedness” shall mean, with respect to any Person, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (vii) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property” shall mean all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Intervening Event” means a material event, change or development (a) with respect to Cole and the Cole Subsidiaries taken as a whole arising after the date of this Agreement, which is (i) unknown to, nor reasonably foreseeable by, the Cole Board as of or prior to the date of this Agreement and (ii) becomes known to or by the Cole Board prior to the receipt of the Cole Stockholder Approval or (b) with respect to Spirit and the Spirit Subsidiaries taken as a whole arising after the date of this Agreement, which is (i) unknown to, nor reasonably foreseeable by, the Spirit Board as of or prior to the date of this Agreement and (ii) becomes known to or by the Spirit Board prior to the receipt of the Spirit Stockholder Approval; provided, however, in no event shall the receipt of an Acquisition Proposal or Superior Proposal constitute an Intervening Event.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” (A) where used herein with respect to the Cole Parties means the actual (and not constructive or imputed) knowledge of the persons named in Schedule A and (B) where used herein with respect to the Spirit Parties means the actual (and not constructive or imputed) knowledge of the persons named in Schedule B.

“Law” means any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, Lien, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“NYSE” means the New York Stock Exchange.

“Order” means a judgment, order or decree of any Governmental Authority.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, discharge, dumping, or leaching of any Hazardous Substance into the environment.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, consultants, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), managers, agents and other representatives.

“SEC” means the United States Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the Securities Act of 1933, as amended.

“Spirit Acquisition Proposal” means any proposal or offer from or by any Person (other than the Cole Parties) for (or any expression by a Person (other than the Company Parties) that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange, business combination or similar transaction involving Spirit or any of the Spirit Subsidiaries, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of Spirit or any Spirit Subsidiary representing twenty percent (20%) or more of the consolidated assets of the Spirit and the Spirit Subsidiaries, taken as a whole as determined on a book-value basis, (iii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the voting power of Spirit, (iv) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding shares of any class of voting securities of Spirit, or (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Spirit in which a Person (other than the Cole Parties) shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of any class of voting securities of Spirit; provided, however, that the term “Spirit Acquisition Proposal” shall not include the Mergers or the other transactions contemplated by this Agreement.

“Spirit Bylaws” means the Fourth Amended and Restated Bylaws of Spirit as amended and supplemented and in effect on the date hereof.

“Spirit Charter” means the Sixth Articles of Amendment and Restatement as amended and supplemented and in effect on the date hereof.

“Spirit Confidentiality Agreement” means the letter agreement, dated December 11, 2012 from Spirit to Cole and confirmed and agreed to by Cole.

“Spirit Incentive Award Plan” means the Spirit Realty Capital, Inc. and Spirit Realty, L.P. 2012 Incentive Award Plan.

“Spirit Material Adverse Effect” means any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of Spirit and the Spirit Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of Spirit to consummate the Mergers before the Outside Date; provided, however, that for purposes of clause (a) “Spirit Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of the Spirit and the Spirit Subsidiaries to meet projections or forecasts or any decrease in the market price of the Spirit Common Stock (provided that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Spirit Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect the commercial real estate REIT industry generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) any changes in the legal or regulatory conditions in the geographic regions in which Spirit and the Spirit Subsidiaries operate or own or lease properties, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (vi) the execution or announcement of this Agreement, or the anticipation of the Mergers or the other transactions contemplated hereby, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of Cole, (viii) earthquakes, hurricanes, floods or other natural disasters, (ix) any damage or destruction of any Spirit Property that is substantially covered by insurance, or (x) changes in Law or GAAP, which in the case of each of clauses (ii), (iii), (iv), (v) and (x) do not disproportionately affect Spirit and the Spirit Subsidiaries, taken as a whole, relative to other similarly situated participants in the commercial real estate REIT industry in the United States, and in the case of clause (viii) do not disproportionately affect Spirit and the Spirit Subsidiaries, taken as a whole, relative to other participants in the commercial real estate REIT industry in the geographic regions in which Spirit and the Spirit Subsidiaries operate or own or lease properties.

“Spirit Operating Partnership Agreement” means the Agreement of Spirit Operating Partnership dated as of September 25, 2012, as amended, modified or supplemented from time to time.

“Spirit OP Unit” shall mean a Spirit OP Unit designated by Spirit Operating Partnership as a Partnership Unit under the Spirit Operating Partnership Agreement.

“Spirit Restricted Stock Award” shall mean an award of Spirit Common Stock granted under the Spirit Incentive Award Plan that is unvested or subject to a substantial risk of forfeiture.

“Spirit Stockholder Meeting” means the meeting of the holders of Spirit Common Stock for the purpose of seeking the Spirit Stockholder Approval, including any postponement or adjournment thereof.

“Spirit Subsidiary” means the Spirit Operating Partnership and any corporation, other partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) Spirit and/or Spirit Operating Partnership directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) Spirit and/or any Person that is a Spirit Subsidiary by reason of the application of clause (a) or clause (c) of this definition of “Spirit Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (c) Spirit and/or Spirit Operating Partnership, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Superior Proposal” means a written bona fide Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Cole Acquisition Proposal” or “Spirit Acquisition Proposal”, as applicable, to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) made by a Third Party on terms that the Cole Board or Spirit Board, as applicable, determines in its good faith judgment, after consultation with outside legal counsel and financial advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal and such other factors as the Cole Board or Spirit Board, as applicable, deems relevant (including, without limitation, the identity of the Person making such proposal, any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any changes or proposed changes to the financial terms of this Agreement proposed by Spirit or Cole, as applicable), would, if consummated, be (a) if related to a Cole Acquisition Proposal, more favorable to Cole and Cole’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement and or (b) if related to a Spirit Acquisition Proposal, more favorable to Spirit and Spirit’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement.

“Syndication Period” means the 20 day period as described in the third paragraph of Section 3 of the Commitment Letter.

“Tax” or “Taxes” means any federal, state, local and foreign income, gross receipts, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental, value added taxes and other taxes or similar charges, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person, together with penalties, interest or additions thereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means $55,000,000.

“Third Party” means (i) with respect to Cole, any Person or group of Persons other than Spirit and any Spirit Subsidiary and (ii) with respect to Spirit, any Person or group of Persons other than Cole and any Cole Subsidiary.

“Treasury Regulations” means the regulations promulgated under the Code by the U.S. Treasury.

“VWAP of Spirit Common Stock” shall mean the volume weighted average price of Spirit Common Stock for the ten (10) trading days immediately prior to the Closing Date, starting with the opening of trading on the first trading day to the closing of the second to last trading day prior to the Closing Date, as reported by Bloomberg.

(b) The following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Terms	Location of Definition
Acceptable Confidentiality Agreement	Section 1.1(a)
Acquisition Proposal	Section 1.1(a)
Action	Section 1.1(a)
Advisor	Section 4.3(g)
Advisory and Property Management Matters Agreement	Section 1.1(a)
Affiliate	Section 1.1(a)
Agreement	Preamble
Articles of Merger	Section 2.3(a)
Benefit Plan	Section 1.1(a)
Book-Entry Share	Section 3.1(b)
Business Day	Section 1.1(a)
Certificate	Section 3.1(b)
Change in Cole Recommendation	Section 7.3(c)
Change in Spirit Recommendation	Section 7.4(c)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 1.1(a)
Cole	Preamble
Cole Acquisition Agreement	Section 7.3(a)
Cole Acquisition Proposal	Section 1.1(a)
Cole Board	Preamble
Cole Bylaws	Section 1.1(a)
Cole Charter	Section 1.1(a)
Cole Common Stock	Section 4.3(a)
Cole Confidentiality Agreement	Section 1.1(a)
Cole Counterproposal	Section 7.4(c)
Cole D&O Insurance	Section 7.6(b)
Cole Designees	Section 2.6
Cole Disclosure Letter	Article 4
Cole Financial Advisors	Section 4.22
Cole Insurance Policies	Section 4.19
Cole Leases	Section 4.17(f)
Cole Lender Consents	Section 7.7(c)
Cole Loans Receivable	Section 4.18(d)
Cole Material Adverse Effect	Section 1.1(a)
Cole Material Contract	Section 4.18(b)
Cole Maximum Premium	Section 7.6(b)
Cole Operating Partnership	Preamble

Cole Operating Partnership Agreement	Section 1.1(a)
Cole Option	Section 1.1(a)
Cole OP Unit	Section 1.1(a)
Cole Parties	Preamble
Cole Permits	Section 4.6(a)
Cole Permitted Acquisitions	Section 6.1(b)(vii)
Cole Permitted Liens	Section 4.17(b)
Cole Preferred Stock	Section 4.3(a)
Cole Property	Section 4.17(a)
Cole Board Recommendation	Section 4.4(b)
Cole SEC Documents	Section 4.7(a)
Cole Special Committee	Preamble
Cole Stockholder Approval	Section 4.21
Cole Stockholder Meeting	Section 1.1(a)
Cole Stock Option Plan	Section 1.1(a)
Cole Subsidiary	Section 1.1(a)
Cole Subsidiary Partnership	Section 4.12(h)
Cole Tax Protection Agreements	Section 4.12(h)
Cole Third Party	Section 4.17(j)
Cole Title Insurance Policies	Section 4.17(l)
Commitment Letter	Section 7.18(c)
Company Merger	Preamble
Company Merger Effective Time	Section 2.3(a)
Confidentiality Agreements	Section 1.1(a)
Debt Financing	Section 7.18
DRIP	Section 1.1(a)
DRULPA	Preamble
DSOS	Section 2.3(b)
Environmental Laws	Section 1.1(a)
Environmental Permit	Section 1.1(a)
ERISA	Section 1.1(a)
ERISA Affiliate	Section 1.1(a)
Exchange Act	Section 1.1(a)
Exchange Agent	Section 3.3(a)
Exchange Fund	Section 3.3(a)
Exchange Ratio	Section 3.1(b)
Expense Fee	Section 1.1(a)
Expenses	Section 1.1(a)
Fee Payee	Section 9.3(d)(i)
Fee Payor	Section 9.3(d)(i)
Financing Sources	Section 1.1(a)
Form S-4	Section 4.5(b)
Fractional Share Consideration	Section 3.1(b)
GAAP	Section 1.1(a)
Governmental Authority	Section 1.1(a)
Hazardous Substances	Section 1.1(a)
Indebtedness	Section 1.1(a)
Indemnified Liabilities	Section 7.6(a)
Indemnified Parties	Section 7.6(a)
Initial Outside Date	Section 9.1(b)(i)
Intellectual Property	Section 1.1(a)

Intervening Event	Section 1.1(a)
Interim Period	Section 6.1(a)
Investment Company Act	Section 1.1(a)
IRS	Section 1.1(a)
Joint Proxy Statement	Section 3.3(a)
Knowledge	Section 1.1(a)
Law	Section 1.1(a)
Lender Consents	Section 7.7(c)
Letter of Transmittal	Section 3.3(c)(i)
Lien	Section 1.1(a)
Listing	Section 7.9
Material Cole Leases	Section 4.17(g)
Material Spirit Leases	Section 5.18(g)
Merger Consideration	Section 3.1(b)
Mergers	Preamble
MGCL	Preamble
NYSE	Section 1.1(a)
Order	Section 1.1(a)
Outside Date	Section 9.1(b)(i)
Parties	Preamble
Partnership Merger	Preamble
Partnership Merger Certificate	Section 2.3(b)
Partnership Merger Effective Time	Section 2.3(b)
Person(s)	Section 1.1(a)
Qualified REIT Subsidiary	Section 4.1(c)
REIT	Section 4.12(b)
REIT Dividends	Section 7.12(b)
Release	Section 1.1(a)
Representative	Section 1.1(a)
SDAT	Section 2.3(a)
SEC	Section 1.1(a)
Securities Act	Section 1.1(a)
Series A Preferred Stock	Section 5.3(a)
Spirit	Preamble
Spirit Acquisition Agreement	Section 7.4(a)
Spirit Acquisition Proposal	Section 1.1(a)
Spirit Benefit Plan	Section 5.14(a)
Spirit Board	Preamble
Spirit Bylaws	Section 1.1(a)
Spirit Charter	Section 1.1(a)
Spirit Common Stock	Preamble
Spirit Confidentiality Agreement	Section 1.1(a)
Spirit Counterproposal	Section 7.3(c)
Spirit Disclosure Letter	Article 5
Spirit D&O Insurance	Section 7.6(b)
Spirit Incentive Award Plan	Section 1.1(a)
Spirit Insurance Policies	Section 5.19
Spirit Leases	Section 5.18(f)
Spirit Loans Receivable	Section 5.23(d)
Spirit Material Adverse Effect	Section 1.1(a)
Spirit Material Contract	Section 5.23(b)

Spirit Maximum Premium	Section 7.6(b)
Spirit Operating Partnership	Preamble
Spirit Operating Partnership Agreement	Section 1.1(a)
Spirit OP Unit	Section 1.1(a)
Spirit Parties	Preamble
Spirit Permits	Section 5.6(a)
Spirit Permitted Liens	Section 5.18(b)
Spirit Preferred Stock	Section 5.3(a)
Spirit Property	Section 5.18(a)
Spirit Board Recommendation	Section 5.4(b)
Spirit Restricted Stock Award	Section 1.1(a)
Spirit SEC Documents	Sections 5.7(a)
Spirit Stockholder Approval	Section 5.20
Spirit Stockholder Meeting	Section 1.1(a)
Spirit Subsidiary	Section 1.1(a)
Spirit Subsidiary Partnership	Section 5.13(h)
Spirit Tax Protection Agreements	Section 5.13(h)
Spirit Third Party	Section 5.18(j)
Spirit Title Insurance Policies	Section 5.18(l)
Spirit Voting Agreement	Preamble
Sox Act	Section 4.7(b)
Superior Proposal	Section 1.1(a)
Surviving Corporation	Section 2.1(a)
Surviving Corporation Bylaws	Section 2.4(a)
Surviving Corporation Charter	Section 2.4(a)
Surviving Partnership	Section 2.1(b)
Tax(es)	Section 1.1(a)
Taxable REIT Subsidiary	Section 4.1(c)
Tax Return	Section 1.1(a)
Takeover Statutes	Section 4.24
Termination Fee	Section 1.1(a)
Third Party	Section 1.1(a)
Transfer Taxes	Section 9.7
Treasury Regulations	Section 1.1(a)
VWAP of Spirit Common Stock	Section 1.1(a)
Waivers	Preamble

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation” unless the context expressly provides otherwise;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; and

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE 2

THE MERGERS

Section 2.1 The Mergers.

(a) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL, at the Company Merger Effective Time, Spirit shall be merged with and into Cole, with Cole surviving the Company Merger (Cole, as the surviving corporation in the Company Merger, sometimes being referred to herein as the “Surviving Corporation”). The Company Merger shall have the effects provided in this Agreement and as specified in the MGCL.

(b) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DRULPA, at the Partnership Merger Effective Time, the Cole Operating Partnership shall be merged with and into Spirit Operating Partnership, with Spirit Operating Partnership surviving the Partnership Merger (Spirit Operating Partnership, as the surviving partnership in the Partnership Merger, sometimes being referred to herein as the “Surviving Partnership”). If Cole and Spirit mutually determine, on or before the mailing of the Joint Proxy Statement, that the merger of Cole Operating Partnership with and into Spirit Operating Partnership (with Spirit Operating Partnership surviving the Partnership Merger as is contemplated by this Agreement), would cause any of the Parties to incur a materially greater amount of Transfer Taxes or other costs than would be incurred if Spirit Operating Partnership merged with and into Cole Operating Partnership (with Cole Operating Partnership surviving), then, notwithstanding anything in this Agreement to the contrary, and with the written consent of Cole and Spirit (which consent shall not be unreasonably withheld, conditioned or delayed), the Partnership Merger shall be restructured such that Spirit Operating Partnership shall merge with and into Cole Operating Partnership, with Cole Operating Partnership surviving the Partnership Merger and references to “Surviving Partnership” in this Agreement thereafter shall refer to Cole Operating Partnership, as the surviving partnership in the Partnership Merger. The Partnership Merger shall have the effects provided in this Agreement and as specified in the DRULPA.

Section 2.2 Closing. The closing (the “Closing”) of the Mergers will take place at the date and time mutually agreed upon by the Parties (but in no event later than the fifth (5th) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the Party entitled to the benefit of the same), or at such other date and time to be specified in writing by the Parties (the “Closing Date”); provided, however, the Closing shall not occur prior to the earlier of the (a) expiration of the Syndication Period or (b) the Outside Date. The Closing shall take place at the offices of Goodwin Procter LLP, The New York Times Building 620 Eighth Avenue, New York, NY 10018-1405 or at such other place as mutually agreed to by Spirit and Cole.

Section 2.3 Effective Times.

(a) Prior to the Closing, Cole and Spirit shall prepare and, on the Closing Date, Cole and Spirit shall (i) cause articles of merger with respect to the Company Merger (the “Articles of Merger”) to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and (ii) make any other filings, recordings or publications required to be made by Cole or Spirit under the MGCL in connection with the Company Merger. The Company Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed 30 days from the date the Articles of Merger are accepted for record by the SDAT as shall be agreed to by Cole and Spirit and specified in the Articles of Merger (such date and time being hereinafter referred to as the “Company Merger Effective Time”), it being understood and agreed that the Parties shall cause the Company Merger to occur on the Closing Date immediately prior to the Partnership Merger Effective Time.

(b) At the Closing, and immediately after the filing of the Articles of Merger, the Cole Operating Partnership shall cause to be executed and filed a certificate of merger in a form that complies with the DRULPA (the “Partnership Merger Certificate”) with the Delaware Secretary of State (“DSOS”), executed in accordance with the applicable provisions of the DRULPA. The Partnership Merger shall become effective upon such time as the Partnership Merger Certificate has been filed with the DSOS, or such later time as shall be agreed to by Cole and Spirit and specified in the Partnership Merger Certificate as the effective time of the Partnership Merger (such date and time being hereinafter referred to as the “Partnership Merger Effective Time”), it being understood and agreed that the Parties shall cause the Partnership Merger Effective Time to occur on the Closing Date immediately after the Company Merger Effective Time.

Section 2.4 Governing Documents.

(a) At the Company Merger Effective Time, and as part of the Company Merger, the Cole Charter will be amended and restated such that it will be identical to the Spirit Charter, as in effect immediately prior to the Company Merger Effective Time except that the terms and provisions of the Series A Preferred shall not be included and the authorized capital shall be increased to 490,000,000 shares of Cole Common Stock, and as so amended and restated, shall be the charter of the Surviving Corporation (the “Surviving Corporation Charter”), until thereafter amended in accordance with applicable Law and the applicable provisions of the Surviving Corporation Charter. At the Company Merger Effective Time, the Cole Bylaws shall be amended and restated such that they will be identical to the Spirit Bylaws as in effect immediately prior to the Company Merger Effective Time, and as so amended and restated shall be the bylaws of the Surviving Corporation (the “Surviving Corporation Bylaws”) until thereafter amended in accordance with applicable Law and the provisions of the Surviving Corporation Bylaws. Prior to the Company Merger Effective Time, the Parties shall take all actions necessary to amend and restate the Cole Bylaws, as aforesaid, as of the Company Merger Effective Time. The name of the Surviving Corporation shall be Spirit Realty Capital, Inc. and the amendment and restatement of the Cole Charter as part of the Company Merger shall include such name change.

(b) The certificate of limited partnership of Spirit Operating Partnership, as in effect immediately prior to the Partnership Merger Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until further amended in accordance with applicable Law. The Spirit Operating Partnership Agreement, as in effect immediately prior to the Partnership Merger Effective Time, shall be the limited partnership agreement of the Surviving Partnership until thereafter amended in accordance with the provisions thereof and in accordance with applicable Law.

Section 2.5 Officers of the Surviving Corporation; General Partner.

(a) The officers of Spirit immediately prior to the Company Merger Effective Time shall be and become the officers of the Surviving Corporation as of the Company Merger Effective Time and their names and titles will be included in the Articles of Merger.

(b) The general partner of the Surviving Partnership as of the Partnership Merger Effective Time shall be Spirit General OP Holdings, LLC.

Section 2.6 Spirit Board Representation. The Parties shall take all actions necessary so that as of the Company Merger Effective Time, the number of directors that will comprise all of the members of the initial board of directors of the Surviving Corporation will be up to nine (9) and, as of the Company Merger Effective Time, all of the directors of Spirit immediately prior to the Company Merger Effective Time and up to two (2) individuals designated by Cole and reasonably satisfactory to Spirit (the “Cole Designees”) will comprise the board of directors of the Surviving Corporation, who shall serve until the next annual meeting of the stockholders of the Surviving Corporation and until their respective successors are duly elected and shall qualify, all in accordance with the organizational documents of the Surviving Corporation. The Cole Designees shall also be nominated by the board of directors of the Surviving Corporation to stand for election at the next subsequent annual meeting of Surviving Corporation’s stockholders. The number and names of the directors of the Surviving Corporation as of the Company Merger Effective Time will be included in the Articles of Merger.

Section 2.7 Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Company Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Section 354 and Section 361 of the Code.

ARTICLE 3

EFFECTS OF THE MERGERS

Section 3.1 Effects on Shares. At the Company Merger Effective Time and by virtue of the Company Merger and without any further action on the part of Cole, Spirit or the holders of any securities of Cole or Spirit:

(a) Cancellation of Spirit Common Stock. Each share of Spirit Common Stock issued and outstanding immediately prior to the Company Merger Effective Time that is held by any wholly owned Spirit Subsidiary, by Cole or by any Cole Subsidiary shall no longer be outstanding and shall automatically be retired and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment or right enure or be made with respect thereto in connection with or as a consequence of the Company Merger.

(b) Conversion of Spirit Common Stock. Subject to Section 3.2(a), each share of Spirit Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (other than shares to be cancelled in accordance with Section 3.1(a)) shall automatically be converted into the right to receive (i) 1.9048 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Cole Common Stock (the “Merger Consideration”), without interest. All shares of Spirit Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of Spirit (a “Book-Entry Share”) that immediately prior to the Company Merger Effective Time represented shares of Spirit Common Stock shall cease to have any rights with respect to such Spirit Common Stock other than the right to receive the Merger Consideration in accordance with Section 3.3, including the right, if any, to receive, pursuant to Section 3.7, cash in lieu of fractional shares of Cole Common Stock into which such shares of Spirit Common Stock have been converted pursuant to this Section 3.1(b) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 3.3(d).

(c) Effect of Partnership Merger on Partnership Interests. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of the holders of Spirit OP Units or Cole OP Units, each Cole OP Unit issued and outstanding immediately prior to the Partnership Merger Effective time (i) held by the Advisor (as the sole limited partner) shall automatically be converted into one (1) validly issued share of Cole Common Stock and (ii) held by Cole shall automatically be retired and shall cease to exist as a consequence of the Partnership Merger. The general partner interest of Spirit Operating Partnership shall remain outstanding and constitute the only general partner interests in the Surviving Partnership, and Spirit OP Units issued and outstanding immediately prior to the Partnership Merger Effective time shall remain outstanding.

(d) Cole Common Stock. At and after the Company Merger Effective Time, each share of Cole Common Stock issued and outstanding immediately prior to the Company Merger Effective Time shall remain issued and outstanding and shall not be affected by the Company Merger.

(e) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Company Merger Effective Time, Cole should split, combine or otherwise reclassify the Cole Common Stock, or make a dividend or other distribution in shares of Cole Common Stock (including any dividend or other distribution of securities convertible into Cole Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Spirit Parties hereunder), the Merger Consideration shall be ratably adjusted to reflect fully the effect of any such change. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Company Merger Effective Time, Spirit should split, combine or otherwise reclassify the Spirit Common Stock, or make a distribution in shares of Spirit Common Stock (including any dividend or other distribution of securities convertible into Spirit Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change (without limiting any other rights of the Cole Parties hereunder), then the Exchange Ratio shall be ratably adjusted to reflect any such change.

(f) Share Transfer Books. At the Company Merger Effective Time, the share transfer books of Spirit shall be closed and thereafter there shall be no further registration of transfers of the Spirit Common Stock. From and after the Company Merger Effective Time, persons who held Spirit Common Stock immediately prior to the Company Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Company Merger Effective Time, any Certificates or Book-Entry Shares of Spirit presented to the Exchange Agent, the Surviving Corporation or the transfer agent for any reason shall be exchanged for the Merger Consideration with respect to Spirit Common Stock formerly represented thereby.

Section 3.2 Spirit Equity Awards.

(a) Any and all shares of Spirit Common Stock subject to Spirit Restricted Stock Awards that are converted into the right to receive Cole Common Stock pursuant to Section 3.1(b) shall be converted into the right to receive shares of Cole Common Stock that are subject to the same vesting conditions and other terms and conditions as are applicable to the Spirit Restricted Stock Award immediately prior to the Company Merger Effective Time.

(b) As of the Company Merger Effective Time, Cole shall assume the Spirit Incentive Award Plan and all obligations of Spirit thereunder and the number and kind of shares available for issuance under the Spirit Incentive Award Plan shall be converted into shares of Cole Common Stock in accordance with the provisions of the Spirit Incentive Award Plan.

(c) Notwithstanding anything to the contrary contained herein, prior to the Company Merger Effective Time, Spirit shall take all actions necessary to effectuate the provisions of this Section 3.2 and following the Company Merger Effective Time the Surviving Corporation shall take all actions necessary to effectuate the provisions of this Section 3.2, including filing a registration statement on Form S-8 for the shares of Cole Common Stock issuable with respect to the assumption of the Spirit Incentive Award Plan.

Section 3.3 Exchange Fund; Exchange Agent.

(a) Exchange Fund. No later than five (5) days prior to dissemination of a joint proxy statement in preliminary and definitive form relating to the Cole Stockholder Meeting and the Spirit Stockholder Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”), Cole shall appoint a bank or trust company reasonably satisfactory to Spirit to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration and the Fractional Share Consideration, as provided in Section 3.1(b) and Section 3.7. Upon the Company Merger Effective Time, the Surviving Corporation shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of the Cole Common Stock in book-entry form issuable pursuant to Section 3.1(b) equal to the aggregate Merger Consideration and (ii) cash in immediately available funds in an amount sufficient to pay the Fractional Share Consideration and any dividends under Section 3.3(d) (such evidence of book-entry shares of the Cole Common Stock, and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Spirit Common Stock. Cole shall cause the Exchange Agent to make, and the Exchange Agent shall make delivery of the Merger Consideration, payment of the Fractional Share Consideration and any amounts payable in respect of dividends or other distributions on shares of Cole Common Stock in accordance with Section 3.3(d) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b) The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by the Surviving Corporation. Interest and other income on the Exchange Fund shall be the sole and exclusive property of the Surviving Corporation and shall be paid to the Surviving Corporation. No investment of the Exchange Fund shall relieve the Surviving Corporation or the Exchange Agent from making the payments required by this Article 3, and following any losses from any such investment, the Surviving Corporation shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy the Surviving Corporation’s obligations hereunder for the benefit of the holders of shares of Spirit Common Stock at the Company Merger Effective Time, which additional funds will be deemed to be part of the Exchange Fund.

(c) Exchange Procedures.

(i) As soon as reasonably practicable following the Company Merger Effective Time (but in no event later than two (2) Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Book-Entry Share (A) a letter of transmittal (a “Letter of Transmittal”) which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates or transfer of any Book-Entry Shares shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or transfer of any Book-Entry Shares to the Exchange Agent, which

Letter of Transmittal shall be prepared by Cole and be in such form and have such other customary provisions as Cole and Spirit may reasonably agree upon, and (B) instructions for use in effecting the surrender of the Certificates or the transfer of Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Spirit Common Stock previously represented by such Certificate or Book-Entry Share shall have been converted pursuant to this Agreement, together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.7 and dividends or other distributions on shares of the Cole Common Stock or in accordance with Section 3.3(d).

(ii) Upon (A) surrender of a Certificate (or affidavit of loss in lieu thereof) or transfer of any Book-Entry Share to the Exchange Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, or (B) receipt of an “agent’s message” by the Exchange Agent (or such other evidence if any, of transfer as the Exchange Agent may reasonably request) and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Spirit Common Stock formerly represented by such Certificate or Book-Entry Share pursuant to the provisions of this Article 3 plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.7 and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Cole Common Stock in accordance with Section 3.3(d), to be mailed or delivered by wire transfer, within two (2) Business Days following the later to occur of (A) the Company Merger Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or transfer of Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Until surrendered or transferred as contemplated by this Section 3.3, each Certificate and Book-Entry Share shall be deemed, at any time after the Company Merger Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Article 3. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration or the Fractional Share Consideration payable upon the surrender of the Certificates or Book-Entry Shares and any distributions to which such holder is entitled pursuant to Section 3.3(d) hereof.

(iii) In the event of a transfer of ownership of shares of Spirit Common Stock that is not registered in the transfer records of Spirit, it shall be a condition of payment that any Certificate or Book-Entry Share surrendered or transferred in accordance with the procedures set forth in this Section 3.3(c) shall be properly endorsed or shall be otherwise in proper form for transfer, and that the Person requesting such payment shall have paid any Transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(d) Dividends with Respect to Cole Common Stock. No dividends or other distributions with respect to Cole Common Stock with a record date after the Company Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share not transferred with respect to the shares of Cole Common Stock issuable to such holder hereunder, and all such dividends and other distributions shall instead be paid by the Surviving Corporation to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or transfer of Book-Entry Share in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or any transfer of Book-Entry Share, there shall be paid to the holder thereof, without interest,

(i) the amount of dividends or other distributions with a record date after the Company Merger Effective Time theretofore paid with respect to such shares of Cole Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Company Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Cole Common Stock.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any Fractional Share Consideration and any applicable dividends or other distributions with respect to Cole Common Stock which remains undistributed to the holders of Spirit Common Stock for twelve (12) months after the Company Merger Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holders of Spirit Common Stock prior to the Company Merger who have not theretofore complied with this Article 3 shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration.

(f) No Liability. None of the Spirit Parties, the Cole Parties, the Surviving Corporation, the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any person in respect of the Merger Consideration, as applicable, if the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.4 Withholding Rights. The Surviving Corporation or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and Fractional Share Consideration and any amounts otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article 3.

Section 3.6 Dissenters Rights. No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3 Subtitle 2 of the MGCL, shall be available with respect to the Company Merger or the other transactions contemplated by this Agreement.

Section 3.7 Fractional Shares. No certificate or scrip representing fractional shares of Cole Common Stock shall be issued upon the surrender for exchange of Certificates or the transfer of Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of the Surviving Corporation. Notwithstanding any other provision of this Agreement, each holder of shares of Spirit Common Stock converted pursuant to the Company Merger who would otherwise have been entitled to receive a fraction of a share of Cole Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Cole Common Stock multiplied by the product of (a) the VWAP of Spirit Common Stock multiplied by (b) the Exchange Ratio.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

OF THE COLE PARTIES

Except (a) as set forth in the disclosure letter that has been prepared by the Cole Parties and delivered by the Cole Parties to the Spirit Parties in connection with the execution and delivery of this Agreement (the “Cole Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Cole Disclosure Letter with respect to any Section or subsection of Article 4 of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article 4 of this Agreement to the extent such relationship is reasonably apparent; provided that nothing in the Cole Disclosure Letter is intended to broaden the scope of any representation or warranty of the Cole Parties made herein), or (b) as disclosed in the Cole SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2010 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Cole Parties hereby jointly and severally represent and warrant to the Spirit Parties that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) Cole is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Cole is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect.

(b) Each Cole Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect. Each Cole Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Cole Material Adverse Effect.

(c) Section 4.1(c) of the Cole Disclosure Letter sets forth, as of the date hereof, a true and complete list of the Cole Subsidiaries and their respective jurisdiction of incorporation or organization, as the case may be, and the type of and percentage of interest held, directly or indirectly, by Cole in each Cole Subsidiary, including a list of each Cole Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”).

(d) Except as set forth in Section 4.1(d) of the Cole Disclosure Letter, neither Cole nor any Cole Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Cole Subsidiaries and investments in money markets and bank time deposits) or otherwise made a loan as an investment to any Person.

Section 4.2 Organizational Documents.

(a) Cole has made available to Spirit complete and correct copies of (i) the Cole Charter and Cole Bylaws and (ii) the Cole Operating Partnership Agreement and the certificate of limited partnership of the Cole Operating Partnership as in effect on the date hereof.

(b) Cole has made available to Spirit correct and complete copies of the organizational documents or governing documents of each other Cole Subsidiary as in effect on the date hereof.

Section 4.3 Capital Structure.

(a) As of the date hereof, the authorized capital stock of Cole consists of 240,000,000 shares of common stock, par value $0.01 per share (“Cole Common Stock”), and 10,000,000 shares of preferred stock, par value $0.01 per share (“Cole Preferred Stock”). At the close of business on January 16, 2013, (i) 208,597,574.876 shares of Cole Common Stock were issued and outstanding, (ii) no shares of Cole Preferred Stock were issued and outstanding, (iii) 50,000 shares of Cole Common Stock were reserved for issuance pursuant to the terms of outstanding options granted pursuant to the Cole Stock Option Plan and (iv) 950,000 shares of Cole Common Stock were available for grant under the Cole Stock Option Plan. Cole suspended sales pursuant to the DRIP as of December 16, 2012 and such suspension remains in effect. All issued and outstanding shares of the capital stock of Cole are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of Cole having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Cole Common Stock may vote. Section 4.3(a) of the Cole Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of the total number of outstanding Cole Options under the Cole Stock Option Plan and, with respect to each Cole Option outstanding as of the date of this Agreement, (A) the number of shares of Cole Common Stock subject to such Cole Option, (B) the name of the holder of such Cole Option, (C) the per share exercise price, and (D) the grant date. There are no restricted stock, stock appreciation rights, restricted stock units, dividend equivalent rights, other equity compensation awards or other rights to purchase or receive Cole Common Stock granted under the Cole Stock Option Plan, or compensatory awards of units in the Cole Operating Partnership, or otherwise other than the Cole Options. The per share exercise price of each Cole Option was not less than the fair market value of a share of Cole Common Stock on the applicable grant date. One (1) Business Days prior to the Closing, Cole will provide to Spirit a complete and correct list that contains the information required to be provided in Section 4.3(a) of the Cole Disclosure Letter that is correct and complete as of the Closing Date.

(b) All of the outstanding shares of capital stock of each of the Cole Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Cole Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Cole Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth in Section 4.3(b) of the Cole Disclosure Letter, Cole owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Cole Subsidiaries, free and clear of all encumbrances other than statutory or other Liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate accruals and reserves on the financial statements of Cole (if such reserves are required pursuant to GAAP).

(c) Except as set forth in Section 4.3(c) of the Cole Disclosure Letter or as set forth in the Cole Operating Partnership Agreement, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which Cole or any Cole Subsidiary is a party or by which any of them is bound, obligating Cole or any Cole Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Cole Common Stock, shares of Cole Preferred Stock or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Cole or any of the Cole Subsidiaries or obligating Cole or any Cole Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. Except as set forth in Section 4.3(c) of the Cole Disclosure Letter, there are no outstanding contractual obligations of Cole or any Cole Subsidiary to repurchase, redeem or otherwise acquire any shares of Cole Common Stock, shares of Cole Preferred Stock, or other equity securities of Cole or any Cole Subsidiary. Neither Cole nor any Cole Subsidiary is a party to or, to the Knowledge of Cole, bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of Cole or any of the Cole Subsidiaries.

(d) Cole does not have a “poison pill” or similar shareholder rights plan.

(e) Neither Cole nor any Cole Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.

(f) All dividends or distributions on the shares of Cole Common Stock and any material dividends or distributions on any securities of any Cole Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(g) Cole is the sole general partner of the Cole Operating Partnership and, as the date hereof, owns a 99.99% interest in the Cole Operating Partnership. Cole REIT Advisors II, LLC (the “Advisor”) is the sole limited partner and owns, as of the date hereof, less than 0.01% of the interest in the Cole Operating Partnership.

(h) The shares of Cole Common Stock to be issued by Cole in exchange for shares of the Spirit Common Stock pursuant to this Agreement will be duly authorized for issuance prior to the Company Merger Effective Time and will, when issued in the Company Merger pursuant to the terms of this Merger Agreement, be validly issued, fully paid and nonassessable.

Section 4.4 Authority.

(a) Cole has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Cole Stockholder Approval, to consummate the transactions contemplated by this Agreement to which Cole is a party, including the Company Merger. The execution and delivery of this Agreement by Cole and the consummation by Cole of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Cole are necessary to authorize this Agreement or the Company Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Company Merger, to receipt of the Cole Stockholder Approval and to the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT. This Agreement has been duly executed and delivered by Cole and assuming due authorization, execution and delivery by each of the Cole Operating Partnership, Spirit and Spirit Operating Partnership constitutes a legally valid and binding obligation of Cole enforceable against Cole in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Cole Board upon the unanimous recommendation of the Cole Special Committee, at a duly held meeting, has, by unanimous vote, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Mergers and the other transactions contemplated by this Agreement, (ii) directed that the Company Merger and the other transactions contemplated by this Agreement be submitted for consideration at the Cole Stockholder Meeting, and (iii) resolved to recommend that the stockholders of Cole vote in favor of the approval of the Company Merger and the other transactions contemplated by this Agreement (the “Cole Board Recommendation”) and to include such recommendation in the Joint Proxy Statement, subject to Section 7.3.

(c) The Cole Operating Partnership has the requisite limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which the Cole Operating Partnership is a party, including the Partnership Merger. The execution and delivery of this Agreement by the Cole Operating Partnership and the consummation by the Cole Operating Partnership of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary partnership action, and no other partnership proceedings on the part of the Cole Operating Partnership are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Cole Operating Partnership and assuming due authorization, execution and delivery by each of Cole, Spirit, and Spirit Operating Partnership constitutes a legally valid and binding obligation of the Cole Operating Partnership enforceable against the Cole Operating Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.5 No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 4.5(a) of the Cole Disclosure Letter, the execution and delivery of this Agreement by Cole and the Cole Operating Partnership does not, and the performance of their respective obligations hereunder will not, (i) assuming receipt of the Cole Stockholder Approval, conflict with or violate any provision of (A) the Cole Charter or the Cole Bylaws (B) the Cole Operating Partnership Agreement or certificate of limited partnership of the Cole Operating Partnership or (C) any equivalent organizational or governing documents of any other Cole Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Cole or any Cole Subsidiary or by which any property or asset of Cole or any Cole Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.5(b)) under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of Cole or any Cole Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Cole or any Cole Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Cole or any Cole Subsidiary is a party (excluding the potential impact on Cole Leases as a result of the location of Spirit Properties, it being understood that no representation is being given with respect to whether the location of Spirit Properties after the merger will have any impact on the Cole Leases), except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect.

(b) The execution and delivery of this Agreement by Cole and the Cole Operating Partnership does not, and the performance of this Agreement by Cole and the Cole Operating Partnership will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Cole Common Stock in the Company Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included (together with any amendments or supplements thereto, the “Form S-4”), and declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the approval of the listing on the NYSE, (iii) the filing of the Articles of Merger and the acceptance for record by the SDAT of the Articles of Merger pursuant to the MGCL, (iv) the filing of the Partnership Merger Certificate with the DSOS (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws in connection with the issuance of Cole Common Stock, (vi) such filings as may be required in connection with state and local Transfer Taxes, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect.

Section 4.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.16 and Section 4.17, which are addressed solely in those Sections, Cole and each Cole Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for Cole and each Cole Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Cole Permits”), and all such Cole Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Cole Permits, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect. All applications required to have been filed for the renewal of the Cole Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Cole Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect. Neither Cole nor any Cole Subsidiary has received any claim or notice nor has any Knowledge indicating that Cole or any Cole Subsidiary is currently not in compliance with the terms of any such Cole Permits, except where the failure to be in compliance with the terms of any such Cole Permits, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect.

(b) Neither Cole nor any Cole Subsidiary is or has been in conflict with, or in default or violation of (i) any Law applicable to Cole or any Cole Subsidiary or by which any property or asset of Cole or any Cole Subsidiary is bound (except for Laws addressed in Section 4.15, Section 4.16, or Section 4.17), or (ii) any Cole Permits (except for the Cole Permits addressed in Section 4.16 or Section 4.17), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect.

Section 4.7 SEC Documents; Financial Statements.

(a) Cole has made available to Spirit (by public filing with the SEC or otherwise) a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed or furnished by Cole with the SEC since January 1, 2010 (the “Cole SEC Documents”). As of their respective dates, the Cole SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Cole SEC Documents and none of the Cole SEC Documents, at the time of filing or being furnished, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Cole SEC Documents filed and publicly available prior to the date of this Agreement. Cole does not have any outstanding and unresolved comments from the SEC with respect to the Cole SEC Documents. No Cole Subsidiary is required to file any form or report with the SEC.

(b) Cole has made available to Spirit complete and correct copies of all written correspondence between the SEC on one hand, and Cole, on the other hand, since January 1, 2010. At all applicable times, Cole has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sox Act”) and the rules and regulations thereunder, as amended from time to time.

(c) The consolidated financial statements of Cole and the Cole Subsidiaries included or incorporated by reference in the Cole SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of Cole and the Cole Subsidiaries, taken as a whole, as of their respective dates and the consolidated results of operations and the consolidated cash flows of Cole and the Cole Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Cole SEC Documents filed and publicly available prior to the date of this Agreement.

(d) Neither Cole nor any Cole Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract relating to any transaction or relationship between or among Cole and any Cole Subsidiary, on the one hand, and any unconsolidated Affiliate of Cole or any Cole Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Cole or any Cole Subsidiary in Cole’s or such Cole Subsidiary’s audited financial statements or other Cole SEC Documents.

Section 4.8 Absence of Certain Changes or Events. Except as set forth in Section 4.8 of the Cole Disclosure Letter, since September 30, 2012 through the date hereof, Cole and each Cole Subsidiary has conducted its business in all material respects in the ordinary course. Since September 30, 2012 through the date hereof, there has not been any Cole Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Cole Material Adverse Effect.

Section 4.9 No Undisclosed Material Liabilities. Except as disclosed in the Cole SEC Documents filed and publicly available prior to the date of this Agreement, as set forth in Section 4.9 of the Cole Disclosure Letter or as otherwise would not reasonably be expected to have a Cole Material Adverse Effect, there are no liabilities of Cole or any of the Cole Subsidiaries of a nature that would be required under GAAP to be set forth on the financial statements of Cole or the notes thereto (whether accrued, absolute, contingent or otherwise), other than: (i) liabilities adequately provided for on the balance sheet of Cole dated as of December 31, 2011 (including the notes thereto) as required by GAAP, (ii) liabilities incurred in connection with the transactions contemplated by this Agreement or (iii) liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2011. As of December 31, 2012, Cole has accrued Expenses in connection with Cole’s exploration of potential exit strategies in the amount set forth in Section 4.9 of the Cole Disclosure Letter.

Section 4.10 No Default. Except as set forth on Section 4.10 of the Cole Disclosure Letter, none of Cole or any of the Cole Subsidiaries is in default or violation (and to the Knowledge of Cole, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) (A) the Cole Charter or the Cole Bylaws (B), the Cole Operating Partnership Agreement or the certificate of limited partnership or the Cole Operating Partnership or (C) the comparable charter or organizational documents of any of the other Cole Subsidiaries, (ii) any loan or credit agreement, note, or any bond, mortgage or indenture, to which Cole or any of the Cole Subsidiaries is a party or by which Cole, any of the Cole Subsidiaries or any of their respective properties or assets is bound, or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to Cole or any of the Cole Subsidiaries, except in the case of (ii) and (iii) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a the Cole Material Adverse Effect.

Section 4.11 Litigation. Except as individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect, or as set forth in Section 4.11 of the Cole Disclosure Letter, (a) there is no Action pending or, to the Knowledge of Cole, threatened in writing against Cole or any Cole Subsidiary or any director or officer of Cole or any Cole Subsidiary, and (b) neither Cole nor any Cole Subsidiary, nor any of Cole’s or any Cole Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 4.12 Taxes.

(a) Cole and each Cole Subsidiary has timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Cole and each Cole Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them, whether or not shown on any Tax Return.

(b) Cole (i) for all taxable years commencing with Cole’s taxable year ended December 31, 2005 and through December 31, 2012 has been subject to taxation as a real estate investment trust within the meaning of Section 856 of the Code (a “REIT”) and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2013 to the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will include the day of the Company Merger; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Knowledge of Cole, threatened. No Cole Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary. Cole’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(8) or 858 of the Code, has not been less than the sum of (i) Cole’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) Cole’s net capital gain for such year.

(c) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of Cole, threatened with regard to any material Taxes or material Tax Returns of Cole or any Cole Subsidiary; (ii) no deficiency for Taxes of Cole or any Cole Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Cole, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect; (iii) neither Cole nor any Cole Subsidiary has waived any statute of limitations with respect to the assessment of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; (iv) neither Cole nor any Cole Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither Cole nor any of the Cole Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Each Cole Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation.

(e) Neither Cole nor any Cole Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(f) Since its inception, (i) Cole and the Cole Subsidiaries have not incurred any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code which have not been previously paid, and (ii) neither Cole nor any Cole Subsidiary has incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and no condition or circumstances exists, which presents a material risk that any material liability for Taxes described in the preceding sentence will be imposed upon Cole or any Cole Subsidiary.

(g) Cole and the Cole Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no Cole Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of Cole threatened to raise, a material claim against Cole or any Cole Subsidiary for any breach of any Cole Tax Protection Agreements. As used herein, “Cole Tax Protection Agreements” means any written agreement to which Cole or any Cole Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership or limited liability company interests in a Cole Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership or limited liability company interests in a Cole Subsidiary Partnership, Cole or the Cole Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner. As used herein, “Cole Subsidiary Partnership” means a Cole Subsidiary that is a partnership for United States federal income tax purposes.

(i) There are no Tax Liens upon any property or assets of Cole or any Cole Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j) Neither Cole nor any Cole Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(k) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Cole or any Cole Subsidiary, and after the Closing Date neither Cole nor any Cole Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(l) Neither Cole nor any Cole Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Cole or any Cole Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(m) Neither Cole nor any Cole Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(n) As of the date of this Agreement, Cole is not aware of any fact or circumstances that could reasonably be expected to prevent the Company Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(o) Neither Cole nor any Cole Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(p) No written power of attorney that has been granted by Cole or any Cole Subsidiary (other than to Cole or a Cole Subsidiary) currently is in force with respect to any matter relating to Taxes.

Section 4.13 Benefit Plans; Employees.

(a) Except as set forth in Section 4.13(a) of the Cole Disclosure Letter, Cole and the Cole Subsidiaries do not maintain, sponsor, contribute to or have any liability (whether actual or contingent) with respect to, and have never maintained, sponsored, contributed to or had any liability (whether actual or contingent) with respect to, any Benefit Plan. Neither Cole nor any Cole Subsidiary has any contract, plan or commitment, whether or not legally binding, to adopt or sponsor any Benefit Plan.

(b) Neither Cole nor any Cole Subsidiary has, or has ever had, any employees or consultants.

(c) None of Cole, any Cole Subsidiary or any of their respective ERISA Affiliates maintains, contributes to, or participates in, or has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(d) Each ERISA Affiliate of Cole or any Cole Subsidiary which maintains a “group health plan” within the meaning of Section 5000(b)(1) of the Code has complied in all material respects with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(e) With respect to the Benefit Plans of Cole’s Affiliates and ERISA Affiliates, no event has occurred and there exists no condition or set of circumstances in connection with which Cole, any Cole Subsidiary, Spirit or any Spirit Subsidiary could be subject to any liability or obligation under the terms of, or with respect to, such Benefit Plans, or under ERISA, the Code or any other applicable Law.

(f) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event, result in the payment by Cole, any Cole Subsidiary or any Affiliate or ERISA Affiliate thereof of any amount or benefit to a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

Section 4.14 Information Supplied. None of the information supplied or to be supplied by Cole and the Cole Operating Partnership in writing for inclusion or incorporation by reference, in the Form S-4 or the Joint Proxy Statement will (a) in the case of the Form S-4, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Joint Proxy Statement, at the time of the mailing thereof or at the time the Cole Stockholder Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement will (with respect to Cole, its officers and directors and the Cole Subsidiaries) comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided that no representation is made as to statements made or incorporated by reference by the Spirit Parties.

Section 4.15 Intellectual Property.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect, (i) Cole and the Cole Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of Cole and the Cole Subsidiaries as it is currently conducted, (ii) the conduct of the business of Cole and the Cole Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, (iii) there are no pending or, to the Knowledge of Cole, threatened claims with respect to any of the Intellectual Property rights owned by Cole or any Cole Subsidiary, and (iv) to the Knowledge of Cole, no third party is currently infringing or misappropriating Intellectual Property owned by Cole or any Cole Subsidiary. Cole and the Cole Subsidiaries are taking all actions that they reasonably believe are necessary to maintain and protect each material item of Intellectual Property that they own.

(b) This Section 4.15 contains the exclusive representations and warranties of the Cole Parties with respect to Intellectual Property matters.

Section 4.16 Environmental Matters.

(a) Except as individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect, or as set forth in Section 4.16 of the Cole Disclosure Letter or in any Phase I or Phase II report or any Company Title Insurance Policy provided to Spirit prior to the date hereof:

(i) Cole and each Cole Subsidiary are in compliance with all Environmental Laws.

(ii) Cole and each Cole Subsidiary have all the Environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such Environmental Permits are in good standing.

(iii) Neither Cole nor any Cole Subsidiary has received any written notice, demand, letter or claim alleging that Cole or any such Cole Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against Cole or any Cole Subsidiary which remains unresolved.

(iv) There is no litigation, investigation, request for information or other proceeding pending, or, to the Knowledge of Cole, threatened against Cole and any Cole Subsidiary under any Environmental Law.

(v) Except with respect to conditions included in “no further action” letters, neither Cole nor any Cole Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the Knowledge of Cole, threatened against Cole or any Cole Subsidiary under any Environmental Law.

(vi) Neither Cole nor any Cole Subsidiary has assumed, by contract or, to the Knowledge of Cole, by operation of Law, any known liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(vii) Neither Cole nor any Cole Subsidiary has caused, and to the Knowledge of Cole, no Third Party has caused any Release of a Hazardous Substance that would be required to be investigated or remediated by Cole or any Cole Subsidiary under any Environmental Law.

(viii) There is no site to which Cole or any Cole Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the Knowledge of Cole, is or may become the subject of any Action under Environmental Law.

(b) This Section 4.16 contains the exclusive representations and warranties of the Cole Parties with respect to environmental matters.

Section 4.17 Properties.

(a) Section 4.17(a) of the Cole Disclosure Letter sets forth a list of the address of each real property owned or leased (as lessee or sublessee), including ground leased, by Cole or any Cole Subsidiary as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Cole Property” and collectively referred to herein as the “Cole Properties”). Section 4.17(a) of the Cole Disclosure Letter identifies all real property which, as of the date of this Agreement, is under contract by Cole or a Cole Subsidiary for purchase or which is required under a binding contract to be leased or subleased (as lessee or sublessee) by Cole or a Cole Subsidiary after the date of this Agreement.

(b) Cole or a Cole Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to each of the Cole Properties, in each case, free and clear of Liens, except for Cole Permitted Liens. For the purposes of this Agreement, “Cole Permitted Liens” shall mean any (i) Liens securing Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Cole (if such reserves are required pursuant to GAAP), (iii) Liens arising under Cole Material Contracts or other service contracts, management agreements, leasing commission agreements, agreements or obligations set forth in Section 4.17(j) of the Cole Disclosure Letter, or Cole Leases, ground leases or air rights affecting any Cole Property, (iv) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (v) Liens that are disclosed on the existing Cole Title Insurance Policies made available by or on behalf of Cole or any Cole Subsidiary to Spirit prior to the date hereof and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (vi) any landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Cole (if such reserves are required pursuant to GAAP), and (vii) any other Liens, limitations, restrictions or title defects that do not materially impair the value or marketability of the applicable Cole Property or the continued use and operation of the applicable Cole Property as currently used and operated.

(c) Neither Cole nor any Cole Subsidiary has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Cole Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Cole Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Cole Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect, or of any pending written threat of modification, suspension or cancellation of any of same, that, individually or in the aggregate, would reasonably be expected to have a Cole Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Cole Properties which, individually or in the aggregate, would reasonably be expected to have a Cole Material Adverse Effect.

(d) No certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the Cole Properties or any agreement, easement or other right that is necessary to permit the current use of the buildings and improvements on any of the Cole Properties or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Cole Properties has failed to be obtained or is not in full force and effect, and neither Cole nor any Cole Subsidiary has received written notice of any outstanding threat of modification, suspension or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect.

(e) Except as set forth in Section 4.17(e) of the Cole Disclosure Letter, no condemnation, eminent domain or similar proceeding has occurred or is pending with respect to any owned Cole Property or, to the Knowledge of Cole, any Cole Property leased by Cole or any Cole Subsidiary, and neither Cole nor any Cole Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of the Cole Properties, or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Cole Property.

(f) Except for discrepancies, errors or omissions that, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect, the rent rolls for each of the Cole Properties, as of January 1, 2013, which rent rolls have previously been made available by or on behalf of Cole or any Cole Subsidiary to Spirit, and the schedules with respect to the Cole Properties, which schedules have previously been made available to Spirit, correctly reference each lease or sublease with respect to each of the applicable Cole Properties that was in effect as of December 31, 2012 and to which Cole or any Cole Subsidiary is a party as lessor or sublessor (all leases or subleases (including any triple-net leases), together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto, the “Cole Leases”) and are true and correct in all other respects. Section 4.17(f) of the Cole Disclosure Letter sets forth the current monthly rent (as of January 1, 2013) and security deposit amounts currently held for each Cole Lease (which security deposits are in the amounts required by the applicable Cole Lease).

(g) True and complete in all material respects copies of (i) all ground leases affecting the interest of Cole or any Cole Subsidiary in the Cole Properties and (ii) all Cole Leases with annual rents in excess of $2,000,000 per year (the “Material Cole Leases”), in each case in effect as of the date hereof, have been made available to Spirit. Except as set forth on Section 4.17(g) of the Cole Disclosure Letter or as individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect, (1) neither Cole nor any Cole Subsidiary is and, to the Knowledge of Cole, no other party is in breach or violation of, or default under, any Material Cole Lease, (2) no event has occurred which would result in a breach or violation of, or a default under, any Material Cole Lease by Cole or any Cole Subsidiary, or, to the Knowledge of Cole, any other party thereto (in each case, with or without notice or lapse of time or and no tenant under a Material Cole Lease is in monetary default under such Material Cole Lease, (3) no tenant under a Material Cole Lease has the right to become a beneficiary of a forbearance from Cole or any Cole Subsidiary, (4) neither Cole nor any Cole Subsidiary is in receipt of any rent under any Cole Lease paid more than thirty (30) days before such rent is due and payable, and (5) each Material Cole Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Cole or a Cole Subsidiary and, to the Knowledge of Cole, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Neither Cole nor any Cole Subsidiary is party to any oral Cole Lease.

(h) Except as set forth on Section 4.17(h) of the Cole Disclosure Letter or in Cole Title Insurance Policies, there are no pending Tax abatements or exemptions specifically affecting any of the Cole Properties, and Cole and the Cole Subsidiaries have not received any written notice of (and Cole and the Cole Subsidiaries do not have any Knowledge of) any proposed increase in the assessed valuation of any Cole Property or of any proposed public improvement assessments that will result in the Taxes or assessments payable in the next Tax period increasing by an amount material to Cole and the Cole Subsidiaries, considered as a whole, in each case, only with respect to (i) a Cole Property which is not subject to a Cole Lease, (ii) a Cole Property for which Cole is not required by the terms of Cole Leases to be reimbursed for such Tax and (iii) a Cole Property which is leased to multiple tenants.

(i) Except as set forth in Section 4.17(i) of the Cole Disclosure Letter, as of the date of this Agreement, no purchase option has been exercised under any Cole Lease for which the purchase has not closed prior to the date of this Agreement.

(j) Except for Cole Permitted Liens or as set forth in Section 4.17(j) of the Cole Disclosure Letter and as set forth in Cole Leases and title documents provided to Spirit prior to the date hereof, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Cole Property or any portion thereof that would materially adversely affect Cole’s, or any Cole Subsidiary’s, ownership, ground lease or other interest in any Cole Property subject to a Material Cole Lease, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Cole Property or any portion thereof that is owned by any Cole Subsidiary, which, in each case, is in favor of any party other than Cole or a Cole Subsidiary (a “Cole Third Party”).

(k) Except as set forth in Section 4.17(k) of the Cole Disclosure Letter or pursuant to a Cole Lease or any ground lease affecting any Cole Property, neither Cole nor any Cole Subsidiary is a party to any agreement pursuant to which Cole or any Cole Subsidiary manages or manages the development of any real property for any Cole Third Party.

(l) Cole and each Cole Subsidiary, as applicable, is in possession of title insurance policies with respect to each Cole Property (each, a “Cole Title Insurance Policy” and, collectively, the “Cole Title Insurance Policies”). A copy of each Cole Title Insurance Policy in the possession of Cole has been made available to Spirit. No written claim has been made against any Cole Title Insurance Policy, which, individually or in the aggregate, would be material to any Cole Property.

(m) To the Knowledge of Cole, Section 4.17(m) of the Cole Disclosure Letter lists each Cole Property which is (i) under development as of the date hereof, and describes the status of such development as of the date hereof, and (ii) which is subject to a binding agreement for development or commencement of construction by Cole or a Cole Subsidiary, in each case other than those pertaining to customary capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business.

(n) Cole and the Cole Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect. None of Cole’s or any of the Cole Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Cole Permitted Liens. Section 4.17(n) of the Cole Disclosure Letter sets forth all leased personal property of Cole or any Cole Subsidiary with monthly lease obligations in excess of $100,000 and that are not terminable upon thirty (30) days’ notice.

(o) Section 4.17(o) of the Cole Disclosure Letter lists the parties currently providing third-party property management services to Cole or a Cole Subsidiary and the Cole Properties currently managed by each such party.

(p) The Cole Properties (x) are supplied with utilities and other services as reasonably required for their continued operation as they are now being operated, (y) are, to the Knowledge of Cole, in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to Spirit, and (z) are, to the Knowledge of Cole, adequate and suitable for the purposes for which they are presently being used.

(q) To the Knowledge of Cole, except as set forth in the Cole Title Insurance Policies, each of the Cole Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

Section 4.18 Material Contracts.

(a) Except for contracts listed in Section 4.18 of the Cole Disclosure Letter or filed as exhibits to the Cole SEC Documents, as of the date of this Agreement, neither Cole nor any Cole Subsidiary is a party to or bound by any contract that, as of the date hereof:

(i) is required to be filed as an exhibit to Cole’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act;

(ii) obligates Cole or any Cole Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $1,000,000 and is not cancelable within ninety (90) days without material penalty to Cole or any Cole Subsidiary, except for any Cole Lease or any ground lease pursuant to which any third party is a lessee or sublessee on any Cole Property;

(iii) except as set forth in the Cole Leases, contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of Cole or any Cole Subsidiary, or that otherwise restricts the lines of business conducted by Cole or any Cole Subsidiary or the geographic area in which Cole or any Cole Subsidiary may conduct business;

(iv) is an agreement which obligates Cole or any Cole Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Cole or any Cole Subsidiary pursuant to which Cole or a Cole Subsidiary is the indemnitor;

(v) constitutes an Indebtedness obligation of Cole or any Cole Subsidiary with a principal amount as of the date hereof greater than $500,000;

(vi) would prohibit or materially delay the consummation of the Mergers as contemplated by this Agreement;

(vii) requires Cole or any Cole Subsidiary to dispose of or acquire assets or properties (other than pursuant to the terms of a Cole Lease or a ground lease pursuant to which any third party is a lessee or sublessee on any Cole Property) with a fair market value in excess of $250,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Cole Lease or any ground lease affecting any Cole Property;

(viii) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(ix) sets forth the operational terms of a joint venture, partnership, limited liability company with a Third Party member or strategic alliance of Cole or any Cole Subsidiary; or

(x) constitutes a loan to any Person (other than a wholly owned Cole Subsidiary) held by Cole or any Cole Subsidiary (other than advances made pursuant to and expressly disclosed in the Cole Leases).

(b) Each contract listed on Section 4.18 of the Cole Disclosure Letter to which Cole or any Cole Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Cole Material Contract”.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect, each Cole Material Contract is legal, valid, binding and enforceable on Cole and each Cole Subsidiary that is a party thereto and, to the Knowledge of Cole, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Cole

Material Adverse Effect, Cole and each Cole Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Cole Material Contract and, to the Knowledge of Cole, each other party thereto has performed all obligations required to be performed by it under such Cole Material Contract prior to the date hereof. None of Cole or any Cole Subsidiary, nor, to the Knowledge of Cole, any other party thereto, is in material breach or violation of, or default under, any Cole Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Cole Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Cole Material Adverse Effect. Neither Cole nor any Cole Subsidiary has received notice of any violation or default under any Cole Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Cole Material Adverse Effect.

(d) With respect to any Cole Material Contract described in Section 4.18(a)(x) above with an outstanding principal balance as of the date hereof in excess of $5,000,000 (the “Cole Loans Receivable”):

(i) Section 4.18 of the Cole Disclosure Letter contains a true and complete list of the Cole Loans Receivable. All documents governing the Cole Loans Receivable have been made available to Spirit on or prior to the date hereof (the “Cole Loan Receivable Documents”).

(ii) Except as set forth in the Cole Loan Receivable Documents, (i) the Cole Loans Receivable have not been subordinated in any respect, or satisfied or canceled in whole or in part, (ii) none of the borrower, guarantor, or any other party having obligations thereunder have been released from liability thereunder, and (iii) no portion of the collateral described therein has been released.

(iii) Except as disclosed on Section 4.18 of the Cole Disclosure Letter, neither Cole nor any Cole Subsidiary, nor, to the Knowledge of Cole, any other person has issued the borrower of any Cole Loan Receivable any written notice of a default or event of default under the Cole Loan Receivable Documents which remains uncured.

(iv) Neither Cole nor any Cole Subsidiary has received any notice from the borrower under any Cole Loan Receivable of any written counterclaims, defenses or offsets with respect to any payment due or to become due under such Cole Loan Receivable.

Section 4.19 Insurance. Cole will make available to Spirit upon request copies of all material insurance policies and all material fidelity bonds or other material insurance contracts in Cole’s possession providing coverage for all Cole Properties as of the date hereof (the “Cole Insurance Policies”). The Cole Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Material Cole Lease. Except as individually or in the aggregate, would not reasonably be expected to have a Cole Material Adverse Effect, all premiums payable under all Cole Insurance Policies have been paid, and Cole and the Cole Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Cole Insurance Policies. To the Knowledge of Cole, such Cole Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by Cole or any Cole Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation

Section 4.20 Opinion of Financial Advisors. The Cole Board has received the oral opinion of each of Morgan Stanley & Co. LLC and UBS Securities LLC and the Cole Special Committee has received the oral opinion of Gleacher & Company Securities, Inc. (each to be confirmed in writing) to the effect that, as of the date of such opinions and subject to the assumptions and limitations set forth in the opinions, the Exchange Ratio provided for in the Company Merger is fair, from a financial point of view, to Cole. Cole will make available to Spirit, solely for informational purposes, a complete and correct copy of such written opinions promptly after receipt thereof by the Cole Board.

Section 4.21 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Cole Common Stock entitled to vote (the “Cole Stockholder Approval”) is the only vote of holders of securities of Cole required to approve the Company Merger and the other transactions contemplated by this Agreement.

Section 4.22 Brokers. Except for the fees and expenses payable to Morgan Stanley & Co. LLC, UBS Securities LLC and Gleacher & Company Securities, Inc. (collectively, the “Cole Financial Advisors”), no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers or any transactions contemplated by this Agreement based upon arrangements made by or on behalf of Cole or any Cole Subsidiary.

Section 4.23 Investment Company Act. Neither Cole nor any Cole Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 4.24 Takeover Statutes. The Cole Board has taken all action necessary to render inapplicable to the Company Merger and the other transactions contemplated by this Agreement, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Company Merger or the other transactions contemplated by this Agreement. Neither Cole nor any Cole Subsidiary is, nor at any time during the last two years has been, an “interested stockholder” or an “affiliate” of an interested stockholder of Spirit as defined in Section 3-601 of the MGCL.

Section 4.25 Related Party Transactions. Except as set forth in Section 4.25 of the Cole Disclosure Letter or in the Cole SEC Documents made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2011 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Cole or any Cole Subsidiary, on the one hand, and any Affiliates (other than Cole Subsidiaries) of Cole or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. Section 4.25 of the Cole Disclosure Letter sets forth each agreement between Cole or any Cole Subsidiary, on the one hand, and any Affiliates (other than Cole Subsidiaries) of Cole or other Persons, on the other hand.

Section 4.26 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 4, no Cole Party nor any of their Affiliates has made any representation or warranty, expressed or implied, with respect to Cole or the Cole Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Cole or the Cole Subsidiaries.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

OF THE SPIRIT PARTIES

Except (a) as set forth in the disclosure letter that has been prepared by the Spirit Parties and delivered by the Spirit Parties to the Cole Parties in connection with the execution and delivery of this Agreement (the “Spirit Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Spirit Disclosure Letter with respect to any Section or subsection of Article 5 of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article 5 of this Agreement to the extent such relationship is reasonably apparent; provided that nothing in the Spirit Disclosure Letter is intended to broaden the scope of any representation or warranty of the Spirit Parties made herein), or (b) as disclosed in the Spirit SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after November 10, 2011 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Spirit Parties hereby jointly and severally represent and warrant to the Cole Parties that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Spirit is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Spirit is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect.

(b) Each Spirit Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect. Each Spirit Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Spirit Material Adverse Effect

(c) Section 5.1(c) of the Spirit Disclosure Letter sets forth, as of the date hereof, a true and complete list of the Spirit Subsidiaries and their respective jurisdiction of incorporation or organization, as the case may be, and the type and percentage of interest held, directly or indirectly, by Spirit in each Spirit Subsidiary, including a list of each Spirit Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary.

(d) Except as set forth in Section 5.1(d) of the Spirit Disclosure Letter, neither Spirit nor any Spirit Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Spirit Subsidiaries and investments in money markets and bank time deposits) or otherwise made a loan as an investment to any Person.

Section 5.2 Organizational Documents.

(a) Spirit has made available to Cole complete and correct copies of (i) the Spirit Charter and Spirit Bylaws and (ii) the Spirit Operating Partnership Agreement and the certificate of limited partnership of Spirit Operating Partnership, each as in effect on the date hereof.

(b) Spirit has made available to Cole complete and correct copies of the organizational documents or governing documents of each other Spirit Subsidiary as in effect on the date hereof.

Section 5.3 Capital Structure.

(a) As of the date hereof, the authorized capital stock of Spirit consists of 100,000,000 shares of Spirit Common Stock and 20,000,000 shares of preferred stock, par value $0.01 per share (“Spirit Preferred Stock”) of which, 125 are classified as 12.5% Series A Cumulative Non-Voting Preferred Stock (“Series A Preferred Stock”). At the close of business on January 16, 2013, (i) 84,851,515 shares of Spirit Common Stock were issued and outstanding (including 1,143,632 shares of unvested restricted common stock of Spirit), (ii) no shares of Spirit Preferred Stock were issued and outstanding and (iii) 1,738,722 shares of Spirit Common Stock were available for grant under the Spirit Incentive Award Plan. Except for the unvested restricted common stock set forth above, there are no restricted stock, stock appreciation rights, restricted stock units, dividend equivalent rights, options, other equity compensation awards or other rights to purchase or receive Spirit Common Stock granted under the Spirit Incentive Award Plan, or compensatory awards of units in the Spirit Operating Partnership. All issued and outstanding shares of the capital stock of Spirit are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of Spirit having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Spirit Common Stock may vote.

(b) All of the outstanding shares of capital stock of each Spirit Subsidiary that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Spirit Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Spirit Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth in Section 5.3(b) of the Spirit Disclosure Letter, Spirit owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Spirit Subsidiaries, free and clear of all encumbrances other than statutory or other Liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate accruals and reserves on the financial statements of Spirit (if such reserves are required pursuant to GAAP).

(c) Except as set forth in Section 5.3(c) of the Spirit Disclosure Letter or as set forth in the Spirit Operating Partnership, and except with respect to any outstanding equity award granted under the Spirit Incentive Award Plan, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which Spirit or any Spirit Subsidiary is a party or by which any of them is bound, obligating Spirit or any Spirit Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Spirit Common Stock, shares of Spirit Preferred Stock or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Spirit or any of the Spirit Subsidiaries or obligating Spirit or any Spirit Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. Except as set forth in Section 5.3(c) of the Spirit Disclosure Letter, there are no outstanding contractual obligations of Spirit or any Spirit Subsidiary to repurchase, redeem or otherwise acquire any shares of Spirit Common Stock, shares of Spirit Preferred Stock, or other equity securities of Spirit or any Spirit Subsidiary. Neither Spirit nor any Spirit Subsidiary is a party to or, to the Knowledge of Spirit, bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of Spirit or any of the Spirit Subsidiaries.

(d) Spirit does not have a “poison pill” or similar shareholder rights plan.

(e) Except as set forth in Section 5.3(e) of the Spirit Disclosure Letter, neither Spirit nor any Spirit Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.

(f) Prior to the date hereof, Spirit has redeemed all issued and outstanding shares of its Series A Preferred Stock in accordance with its terms.

(g) All dividends or distributions on the shares of Spirit Common Stock and Series A Preferred Stock and any material dividends or distributions on any securities of any Spirit Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(h) Spirit is the sole owner of the sole general partner of Spirit Operating Partnership. Spirit, as of the date hereof, owns directly or indirectly all of the general partner interests and limited partner interests in Spirit Operating Partnership.

Section 5.4 Authority.

(a) Spirit has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Spirit Stockholder Approval, to consummate the transactions contemplated by this Agreement to which Spirit is a party, including the Company Merger. The execution and delivery of this Agreement by Spirit and the consummation by Spirit of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Spirit are necessary to authorize this Agreement or the Company Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Company Merger, to receipt of the Spirit Stockholder Approval and to the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT. This Agreement has been duly executed and delivered by Spirit and assuming due authorization, execution and delivery by Cole, the Cole Operating Partnership and Spirit Operating Partnership constitutes a legally valid and binding obligation of Spirit, enforceable against Spirit in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Spirit Board, at a duly held meeting, has by unanimous vote (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Mergers and the other transactions contemplated by this Agreement, (ii) directed that the Company Merger and the other transactions contemplated by this Agreement be submitted for consideration at the Spirit Stockholder Meeting, and (iii) resolved to recommend that the stockholders of Spirit vote in favor of the approval of the Company Merger and the other transactions contemplated by this Agreement (the “Spirit Board Recommendation”) and to include such recommendation in the Joint Proxy Statement.

(c) The Spirit Operating Partnership has the requisite limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Spirit Operating Partnership is a party, including the Partnership Merger. The execution and delivery of this Agreement by Spirit Operating Partnership and the consummation by Spirit Operating Partnership of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary partnership action, and no other partnership proceedings on the part of Spirit Operating Partnership are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Spirit Operating Partnership and assuming due authorization, execution and delivery by each of Cole, the Cole Operating Partnership and Spirit, constitutes a legally valid and binding obligation of Spirit Operating Partnership enforceable against Spirit Operating Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 5.5 No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 5.5(a) of the Spirit Disclosure Letter, the execution and delivery of this Agreement by each of Spirit and Spirit Operating Partnership does not, and the performance of their respective obligations hereunder will not, (i) assuming receipt of the Spirit Stockholder Approval, conflict with or violate any provision of (A) the Spirit Charter or Spirit Bylaws, (B) the Spirit Operating Partnership Agreement or certificate of limited partnership of Spirit Operating Partnership, or (C) any equivalent organizational or governing documents of any other Spirit Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained, all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Spirit, or any Spirit Subsidiary or by which any property or asset of Spirit, or any Spirit Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 5.5(b)) under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of Spirit or any Spirit Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Spirit, or any Spirit Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Spirit or any Spirit Subsidiary is a party (excluding the potential impact on Spirit Leases as a result of the location of Cole Properties, it being understood that no representation is being given with respect to whether the location of Cole Properties after the merger will have any impact on the Spirit Leases), except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Spirit and Spirit Operating Partnership does not, and the performance of this Agreement by each of Spirit and Spirit Operating Partnership will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement and the Form S-4 and the declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of the NYSE, (iii) the filing of the Articles of Merger and the acceptance for record by SDAT of the Articles of Merger pursuant to the MGCL (iv) the filing of the Partnership Merger Certificate with the DSOS and (v) such filings as may be required in connection with state and local Transfer Taxes, (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect.

Section 5.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.17 and Section 5.18, which are addressed solely in those Sections, Spirit and each Spirit Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for Spirit and each Spirit Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Spirit Permits”), and all such Spirit Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of Spirit Permits, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect. All applications required to have been filed for the renewal of Spirit Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Spirit Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect. Neither Spirit nor any Spirit Subsidiary has received any claim or notice nor has any Knowledge indicating that Spirit or any Spirit Subsidiary is currently not in compliance with the terms of any such Spirit Permits, except where the failure to be in compliance with the terms of any such Spirit Permits, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect.

(b) Neither Spirit, nor any Spirit Subsidiary is or has been in conflict with, or in default or violation of (i) any Law applicable to Spirit, or any Spirit Subsidiary or by which any property or asset of Spirit or any Spirit Subsidiary is bound (except for Laws addressed in Section 5.12, Section 5.14, Section 5.16 or Section 5.17), or (ii) any Spirit Permits (except for Spirit Permits addressed in Section 5.17 or Section 5.18), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect.

Section 5.7 SEC Documents; Financial Statements.

(a) Spirit has made available to Cole (by public filing with the SEC or otherwise) a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed or furnished by Spirit with the SEC since November 10, 2011 (the “Spirit SEC Documents”). As of their respective dates, the Spirit SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Spirit SEC Documents and none of the Spirit SEC Documents, at the time of filing or being furnished, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Spirit SEC Documents filed and publicly available prior to the date of this Agreement. Spirit does not have any outstanding and unresolved comments from the SEC with respect to the Spirit SEC Documents. No Spirit Subsidiary is required to file any form or report with the SEC.

(b) Spirit has made available to Cole complete and correct copies of all written correspondence between the SEC on one hand, and Spirit, on the other hand, since November 10, 2011. At all applicable times, Spirit has complied in all material respects with the applicable provisions of the Sox Act and the rules and regulations thereunder, as amended from time to time.

(c) The consolidated financial statements of Spirit and the Spirit Subsidiaries included or incorporated by reference in the Spirit SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of Spirit and the Spirit Subsidiaries, taken as a whole, as of their respective dates and the consolidated results of operations and the consolidated cash flows of Spirit and the Spirit Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Spirit SEC Documents filed and publicly available prior to the date of this Agreement.

(d) Neither Spirit nor any Spirit Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract relating to any transaction or relationship between or among Spirit and any Spirit Subsidiary, on the one hand, and any unconsolidated Affiliate of Spirit or any Spirit Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Spirit or any Spirit Subsidiary in Spirit’s or such Spirit Subsidiary’s audited financial statements or other Spirit SEC Documents.

(e) To the Knowledge of Spirit, as of the date hereof, the consolidated financial statements of the Specialty Retail Shops Holding Corp. and its subsidiaries included or incorporated by reference in the Spirit SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of the Specialty Retail Shops Holding Corp. and its subsidiaries, taken as a whole, as of their respective dates and the consolidated results of operations and the consolidated cash flows of Specialty Retail Shops Holding Corp. and its subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Spirit SEC Documents filed and publicly available prior to the date of this Agreement.

Section 5.8 Absence of Certain Changes or Events. Except as set forth in Section 5.8 of the Spirit Disclosure Letter, since September 30, 2012 through the date hereof, Spirit and each Spirit Subsidiary have each conducted its business in all material respects in the ordinary course. Since September 30, 2012 through the date hereof, there has not been any Spirit Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Spirit Material Adverse Effect

Section 5.9 No Undisclosed Material Liabilities. Except as disclosed in Spirit SEC Documents filed and publicly available prior to the date of this Agreement, as set forth in Section 5.9 of the Spirit Disclosure Letter or as otherwise would not reasonably be expected to have a Spirit Material Adverse Effect, there are no liabilities of Spirit or any of the Spirit Subsidiaries of a nature that would be required under GAAP to be set forth on the financial statements of Spirit or the note thereto (whether accrued, absolute, contingent or otherwise), other than: (i) liabilities adequately provided for on the balance sheet of Spirit dated as of December 31, 2011 (including the notes thereto) as required by GAAP, (ii) liabilities incurred in connection with the transactions contemplated by this Agreement or (iii) liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2011.

Section 5.10 No Default. Except as set forth on Section 5.10 of the Spirit Disclosure Letter, none of Spirit, or any of the Spirit Subsidiaries is in default or violation (and to the Knowledge of Spirit, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) (A) the Spirit Charter or the Spirit Bylaws, (B) Spirit Operating Partnership or the certificate of limited partnership of Spirit Operating Partnership, or (C) the comparable charter or organizational documents of any of the other Spirit Subsidiaries, (ii) any loan or credit agreement, note, or any bond, mortgage or indenture, to which Spirit or any of the Spirit Subsidiaries is a party or by which Spirit, any of the Spirit Subsidiaries or any of their respective properties or assets is bound, or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to Spirit or any of the Spirit Subsidiaries, except in the case of (ii) and (iii) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect.

Section 5.11 Litigation. Except as individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect, or as set forth in Section 5.11 of the Spirit Disclosure Letter, (a) there is no Action pending or, to the Knowledge of Spirit, threatened in writing against Spirit, any Spirit Subsidiary or any director or officer of Spirit or any Spirit Subsidiary, and (b) neither Spirit nor any Spirit Subsidiary, nor any of Spirit’s or any Spirit Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 5.12 Labor and Other Employment Matters.

(a) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Spirit Material Adverse Effect, Spirit, and each Spirit Subsidiary is in compliance with all applicable Laws with respect to labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health, plant closings, wages and hours and immigration.

(b) None of Spirit, or any Spirit Subsidiary is a party or subject to any labor union or collective bargaining agreement, and, to Spirit’s Knowledge, none of Spirit’s or any Spirit Subsidiary’s personnel are represented by a labor organization and no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to the employees of Spirit or any Spirit Subsidiary. Except as individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect, there are no pending or, to the Knowledge of Spirit, threatened against Spirit or any Spirit Subsidiary, labor disputes, strike, lock-out, work stoppages, requests for representation, pickets or work slow-downs, nor has such event or labor difficulty occurred within the past three (3) years.

(c) There are no pending or, to the Knowledge of Spirit, threatened material investigations, audits, complaints or proceedings against Spirit or any Spirit Subsidiary by or before any Governmental Authority involving any applicant for employment, any current or former employee or any class of the foregoing that would be reasonably expected to result in a Spirit Material Adverse Effect.

Section 5.13 Taxes.

(a) Spirit and each Spirit Subsidiary has timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Spirit and each Spirit Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them, whether or not shown on any Tax Return.

(b) Spirit (i) for all taxable years commencing with Spirit’s taxable year ended December 31, 2003 and through December 31, 2012 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2013 to the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end with the Company Merger; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Knowledge of Spirit, threatened. No Spirit Subsidiary is a corporation for United States federal income tax purposes other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary. Spirit’s dividends paid deduction, within the meaning of Section 561 of the Code for each taxable year, taking into account any dividends subject to Sections 857(b)(8) or 858 of the Code, has not been less than the sum of (i) Spirit’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) Spirit’s net capital gain for such year.

(c) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of Spirit, threatened with regard to any material Taxes or material Tax Returns of Spirit or any Spirit Subsidiary; (ii) no deficiency for Taxes of Spirit or any Spirit Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Spirit, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect; (iii) neither Spirit nor any Spirit Subsidiary has waived any statute of limitations with respect to the assessment of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; (iv) neither Spirit nor any Spirit Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither Spirit nor any of the Spirit Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Each Spirit Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation.

(e) Except as set forth on Section 5.13(e) of the Spirit Disclosure Letter, neither Spirit nor any Spirit Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(f) Since its inception, (i) Spirit and the Spirit Subsidiaries have not incurred any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code which have not been previously paid, and (ii) neither Spirit nor any Spirit Subsidiary has incurred any material liability for Taxes other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and no condition or circumstances exist, which present a material risk that any material liability for Taxes described in the preceding sentence will be imposed upon Spirit or any Spirit Subsidiary.

(g) Spirit and the Spirit Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no Spirit Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of Spirit threatened to raise, a material claim against Spirit or any Spirit Subsidiary for any breach of any Spirit Tax Protection Agreements. As used herein, “Spirit Tax Protection Agreements” means any written agreement to which Spirit or any Spirit Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership or limited liability company interests in a Spirit Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership or limited liability company interests in a Spirit Subsidiary Partnership, Spirit or the Spirit Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections and/or (D) only dispose of assets in a particular manner. As used herein, “Spirit Subsidiary Partnership” means a Spirit Subsidiary that is a partnership for United States federal income tax purposes.

(i) Except as set forth on Section 5.13(i) of the Spirit Disclosure Letter, there are no Tax Liens upon any property or assets of Spirit or any Spirit Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j) Except as set forth on Section 5.13(j) of the Spirit Disclosure Letter, neither Spirit nor any Spirit Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(k) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Spirit or any Spirit Subsidiary, and after the Closing Date neither Spirit nor any Spirit Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(l) Neither Spirit nor any Spirit Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Spirit or any Spirit Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(m) Neither Spirit nor any Spirit Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(n) As of the date of this Agreement, Spirit is not aware of any fact or circumstance that could reasonably be expected to prevent the Company Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(o) Neither Spirit nor any Spirit Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(p) No written power of attorney that has been granted by Spirit or any Spirit Subsidiary (other than to Spirit or a Spirit Subsidiary) currently is in force with respect to any matter relating to Taxes.

Section 5.14 Pension and Benefit Plans; Employees.

(a) Section 5.14(a) of the Spirit Disclosure Letter sets forth a true and complete list of each material Benefit Plan of Spirit and the Spirit Subsidiaries (the “Spirit Benefit Plans”). Spirit will make available to Cole upon request a true, correct and complete copy of each material Spirit Benefit Plan and, with respect thereto, if applicable, (i) all amendments, trust (or other funding vehicle) agreements, summary plan descriptions and insurance contracts, (ii) the most recent annual report (Form 5500 series including, where applicable, all schedules and actuarial and accountants’ reports) filed with the IRS, (iii) the most recent actuarial report or other financial statement, (iv) the most recent determination letter or opinion letter, if any, issued by the IRS, and any pending request for such a letter, with respect to any Spirit Benefit Plan intended to be qualified under Section 401(a) of the Code, and (v) all material filings and correspondence with any Governmental Authority within the prior three (3) years.

(b) Each Spirit Benefit Plan has been established and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect, each Spirit Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or may rely upon an opinion letter for a prototype plan and, to Spirit’s Knowledge, nothing has occurred that could adversely affect the qualified status of any such Spirit Benefit Plan.

(d) There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Spirit Benefit Plan, except for any such transactions that, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect.

(e) There is no pending or, to the Knowledge of Spirit, threatened Action against the Spirit Benefit Plans, the assets of any of the trusts under such Spirit Benefit Plans, or against any fiduciary of the Spirit Benefit Plans with respect to the Spirit Benefit Plans (other than routine claims for benefits and appeals of such claims) that, individually or in the aggregate, would reasonably be expected to have a Spirit Material Adverse Effect.

(f) No Spirit Benefit Plan is, and none of Spirit or any Spirit Subsidiary or any of their respective ERISA Affiliates maintains, contributes to, or participates in, or has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(g) Except as otherwise provided in Section 5.14(g) of the Spirit Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, (after giving effect to the Waivers) individually or together with the occurrence of any other event, (i) result in the payment by Spirit or any Spirit Subsidiary of any amount or benefit to a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually, or in combination with any other payment constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code, (ii) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other similar service provider of Spirit or any Spirit Subsidiary or (iii) result in a requirement to pay any tax “gross up” or similar “make whole” payments to any employee, director or consultant of Spirit or any Spirit Subsidiary.

(h) Section 5.14(h) of the Spirit Disclosure Letter lists each person that has executed a Waiver as of the date hereof. Spirit has provided to Cole a complete and correct copy of each executed Waiver prior to the date hereof.

(i) Except as, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect, none of Spirit, or any Spirit Subsidiary has sponsored, maintained, participated in, contributed to, or has been required to sponsor, maintain, participate in or contribute to, any Benefit Plan, program or other arrangement providing compensation or benefits to any services provider (or any dependent thereof) which is subject to the Laws of any jurisdiction outside of the United States.

Section 5.15 Information Supplied. None of the information supplied or to be supplied by the Spirit Parties in writing for inclusion or incorporation by reference in the Form S-4, the Joint Proxy Statement will (a) in the case of the Form S-4, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Joint Proxy Statement, at the time of the mailing thereof or at the time the Spirit Stockholder Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made not misleading. The Form S-4 and the Joint Proxy Statement will (with respect to Spirit, its officers and directors and Spirit Subsidiaries) comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided that no representation is made as to statements made or incorporated by reference by the Cole Parties.

Section 5.16 Intellectual Property.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect, (i) Spirit and the Spirit Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of Spirit and the Spirit Subsidiaries as it is currently conducted, (ii) the conduct of the business of Spirit and the Spirit Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, (iii) there are no pending or, to the Knowledge of Spirit, threatened claims with respect to any of the Intellectual Property rights owned by Spirit or any Spirit Subsidiary, and (iv) to the Knowledge of Spirit, no third party is currently infringing or misappropriating Intellectual Property owned by Spirit or any Spirit Subsidiary. Spirit, and the Spirit Subsidiaries are taking all actions that they reasonably believe are necessary to maintain and protect each material item of Intellectual Property that they own.

(b) This Section 5.16 contains the exclusive representations and warranties of the Spirit Parties with respect to Intellectual Property matters.

Section 5.17 Environmental Matters.

(a) Except as individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect, or as set forth in Section 5.17 of the Spirit Disclosure Letter or in any Phase I or Phase II report or any Spirit Title Insurance Policy provided to Cole prior to the date hereof:

(i) Spirit and each Spirit Subsidiary are in compliance with all Environmental Laws.

(ii) Spirit and each Spirit Subsidiary have all the Environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such Environmental Permits are in good standing.

(iii) Neither Spirit nor any Spirit Subsidiary has received any written notice, demand, letter or claim alleging that Spirit or any such Spirit Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against Spirit or any Spirit Subsidiary which remains unresolved.

(iv) There is no litigation, investigation, request for information or other proceeding pending, or, to the Knowledge of Spirit, threatened against Spirit and any Spirit Subsidiary under any Environmental Law.

(v) Except with respect to conditions included in “no further action” letters, neither Spirit nor any Spirit Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the Knowledge of Spirit, threatened against Spirit or any Spirit Subsidiary under any Environmental Law.

(vi) Neither Spirit nor any Spirit Subsidiary has assumed, by contract or, to the Knowledge of Spirit, by operation of Law, any known liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(vii) Neither Spirit nor any Spirit Subsidiary has caused, and to the Knowledge of Spirit, no Third Party has caused any Release of a Hazardous Substance that would be required to be investigated or remediated by Spirit or any Spirit Subsidiary under any Environmental Law.

(viii) There is no site to which Spirit or any Spirit Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the Knowledge of Spirit, is or may become the subject of any Action under Environmental Law.

(b) This Section 5.17 contains the exclusive representations and warranties of the Spirit Parties with respect to environmental matters.

Section 5.18 Properties.

(a) Section 5.18(a) of the Spirit Disclosure Letter sets forth a list of the address of each real property owned, leased (as lessee or sublessee), including ground leased, by Spirit or any Spirit Subsidiary as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Spirit Property” and collectively referred to herein as the “Spirit Properties”). Section 5.18(a) of the Spirit Disclosure Letter identifies all real property which, as of the date of this Agreement, is under contract by Spirit or a Spirit Subsidiary for purchase or which is required under a binding contract to be leased or subleased (as lessee or sublessee) by Spirit or a Spirit Subsidiary after the date of this Agreement.

(b) Spirit or a Spirit Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to each of Spirit Properties, in each case, free and clear of Liens, except for Spirit Permitted Liens. For the purposes of this Agreement, “Spirit Permitted Liens” shall mean any (i) Liens securing any Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Spirit (if such reserves are required pursuant to GAAP), (iii) Liens arising under Spirit Material Contracts or other service contracts, management agreements, leasing commission agreements, agreements or obligations set forth in Section 5.18(b) of the Spirit Disclosure Letter, or Spirit Leases or ground leases or air rights affecting any Spirit Property, (iv) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (v) Liens that are disclosed on the existing Spirit Title Insurance Policies made available by or on behalf of Spirit or any Spirit Subsidiary to Spirit prior to the date hereof and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (vi) any landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Spirit (if such reserves are required pursuant to GAAP), and (vii) any other Liens, limitations, restrictions or title defects that do not materially impair the value or marketability of the applicable Spirit Property or the continued use and operation of the applicable Spirit Property as currently used and operated.

(c) Neither Spirit nor any of the Spirit Subsidiaries has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Spirit Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Spirit Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Spirit Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect, or of any pending written threat of modification, suspension or cancellation of any of same, that, individually or in the aggregate, would reasonably be expected to have a Spirit Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Spirit Properties which, individually or in the aggregate, would reasonably be expected to have a Spirit Material Adverse Effect.

(d) No certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the Spirit Properties or any agreement, easement or other right that is necessary to permit the current use of the buildings and improvements on any of the Spirit Properties or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Spirit Properties has failed to be obtained or is not in full force and effect, and neither Spirit nor any Spirit Subsidiary has received written notice of any outstanding threat of modification, suspension or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect.

(e) Except as set forth in Section 5.18(e) of the Spirit Disclosure Letter, no condemnation, eminent domain or similar proceeding has occurred or is pending with respect to any owned Spirit Property or, to the Knowledge of Spirit, any Spirit Property leased by Spirit or any Spirit Subsidiary, and neither Spirit nor any Spirit Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of the Spirit Properties, or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Spirit Property.

(f) Except for discrepancies, errors or omissions that, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect, the rent rolls for each of Spirit Properties, as of December 31, 2012, which rent rolls have previously been made available by or on behalf of Spirit or any Spirit Subsidiary to Spirit, and the schedules with respect to Spirit Properties, which schedules have previously been made available to Spirit, correctly reference each lease or sublease with respect to each of the applicable Spirit Properties that was in effect as of December 31, 2012 and to which Spirit or any Spirit Subsidiary is a party as lessor or sublessor (all leases or subleases (including any triple-net leases), together with all amendments, modifications, supplements, renewals and extensions related thereto, the “Spirit Leases”) and are true and correct in all other respects. Section 5.18(f) of the Spirit Disclosure Letter sets forth the current monthly rent (as of December 31, 2012) and security deposit amounts currently held for each Spirit Lease (which security deposits are in the amounts required by the applicable Spirit Lease).

(g) True and complete in all material respects copies of (i) all ground leases affecting the interest of Spirit or any Spirit Subsidiary in Spirit Properties and (ii) all Spirit Leases with annual rents in excess of $2,000,000 per year (the “Material Spirit Leases”), in each case in effect as of the date hereof, have been made available to Spirit. Except as set forth on Section 5.18(g) of the Spirit Disclosure Letter or as individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect, (1) neither Spirit nor any Spirit Subsidiary is and, to the Knowledge of Spirit, no other party is in breach or violation of, or default under, any Material Spirit Lease, (2) no event has occurred which would result in a breach or violation of, or a default under, any Material Spirit Lease by Spirit or any Spirit Subsidiary, or, to the Knowledge of Spirit, any other party thereto (in each case, with or without notice or lapse of time or and no tenant under a Material Spirit Lease is in monetary default under such Material Spirit Lease, (3) no tenant under a Spirit Lease has the right to become a beneficiary of a forbearance from Spirit or any Spirit Subsidiary, (4) neither Spirit nor any Spirit Subsidiary is in receipt of any rent under any Spirit Lease paid more than thirty (30) days before such rent is due and payable, and (5) each Material Spirit Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Spirit or a Spirit Subsidiary and, to the Knowledge of Spirit, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Neither Spirit nor any Spirit Subsidiary is party to any oral Spirit Lease.

(h) Except as set forth on Section 5.18(h) of the Spirit Disclosure Letter or in Spirit Title Insurance Policies, there are no pending Tax abatements or exemptions specifically affecting any Spirit Property, and Spirit and Spirit Subsidiaries have not received any written notice of (and Spirit and Spirit Subsidiaries do not have any Knowledge of) any proposed increase in the assessed valuation of any of the Spirit Properties or of any proposed public improvement assessments that will result in the Taxes or assessments payable in the next tax period increasing by an amount material to Spirit and Spirit Subsidiaries, considered as a whole in each case, only with respect to (i) a Spirit Property which is not subject to a Spirit Lease, (ii) a Spirit Property for which Spirit is not required by the terms of Spirit Leases to be reimbursed for such Tax and (iii) a Spirit Property which is leased to multiple tenants.

(i) Except as set forth in Section 5.18(i) of the Spirit Disclosure Letter, as of the date of this Agreement, no purchase option has been exercised under any Spirit Lease for which the purchase has not closed prior to the date of this Agreement.

(j) Except for Spirit Permitted Liens or as set forth in Section 5.18(j) of the Spirit Disclosure Letter and as set forth on the Spirit Leases and title documents provided to Cole prior to the date hereof, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Spirit Property or any portion thereof that would materially adversely affect Spirit’s, or any Spirit Subsidiary’s, ownership, ground lease other interest in any Spirit Property subject to a Material Spirit Lease, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Spirit Property or any portion thereof that is owned by any Spirit Subsidiary, which, in each case, is in favor of any party other than Spirit or a Spirit Subsidiary (a “Spirit Third Party”).

(k) Except as set forth in Section 5.18(k) of the Spirit Disclosure Letter or pursuant to a Spirit Lease or any ground lease affecting any Spirit Property, neither Spirit nor any Spirit Subsidiary is a party to any agreement pursuant to which Spirit or any Spirit Subsidiary manages or manages the development of any real property for any Spirit Third Party.

(l) Spirit and each Spirit Subsidiary, as applicable, is in possession of title insurance policies with respect to each Spirit Property (each, a “Spirit Title Insurance Policy” and, collectively, the “Spirit Title Insurance Policies”). A copy of each Spirit Title Insurance Policy in the possession of Spirit has been made available to Spirit. No written claim has been made against any Spirit Title Insurance Policy, which, individually or in the aggregate, would be material to any Spirit Property.

(m) To the Knowledge of Spirit, Section 5.18(m) of the Spirit Disclosure Letter lists each Spirit Property which is (i) under development as of the date hereof, and describes the status of such development as of the date hereof, and (ii) which is subject to a binding agreement for development or commencement of construction by Spirit or a Spirit Subsidiary, in each case other than those pertaining to customary capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business.

(n) Spirit and Spirit Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect. None of Spirit’s or any of the Spirit Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Spirit Permitted Liens. Section 5.18(n) of the Spirit Disclosure Letter sets forth all leased personal property of Spirit or any Spirit Subsidiary with monthly lease obligations in excess of $100,000 and that are not terminable upon thirty (30) days’ notice.

(o) Section 5.18(o) of the Spirit Disclosure Letter lists the parties currently providing third-party property management services to Spirit or a Spirit Subsidiary and the number of Spirit Properties currently managed by each such party.

(p) The Spirit Properties (x) are supplied with utilities and other services as reasonably required for their continued operation as they are now being operated, (y) are, to the Knowledge of Spirit, in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to Cole, and (z) are, to the Knowledge of Spirit, adequate and suitable for the purposes for which they are presently being used.

(q) To the Knowledge of Spirit, except as set forth in the Spirit Title Insurance Policies, each of the Spirit Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

Section 5.19 Insurance. The Spirit will make available to Cole upon request copies of all material insurance policies and all material fidelity bonds or other material insurance contracts in Spirit’s possession providing coverage for all Spirit Properties as of the date hereof (the “Spirit Insurance Policies”). The Spirit Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Material Spirit Lease. Except as individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect, all premiums payable under all Spirit Insurance Policies have been paid, and Spirit and the Spirit Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Spirit Insurance Policies. To the Knowledge of Spirit, such Spirit Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by the Spirit or any Spirit Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 5.20 Vote Required. The affirmative vote of the Holders of a majority of the outstanding shares of Spirit Common Stock entitled to vote (the “Spirit Stockholder Approval”) is the only vote of holders of securities of Spirit required to approve the Company Merger and the other transactions contemplated by this Agreement.

Section 5.21 Brokers. Except for the fees and expenses payable to Barclays Capital Inc., no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Spirit or any Spirit Subsidiary.

Section 5.22 Investment Company Act. None of Spirit or any Spirit Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 5.23 Material Contracts.

(a) Except for contracts listed in Section 5.23 of the Spirit Disclosure Letter or filed as exhibits to the Spirit SEC Documents, as of the date of this Agreement, neither Spirit nor any Spirit Subsidiary is a party to or bound by any contract that, as of the date hereof:

(i) is required to be filed as an exhibit to Spirit’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act;

(ii) obligates Spirit or any Spirit Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $1,000,000 and is not cancelable within ninety (90) days without material penalty to Spirit or any Spirit Subsidiary, except for any Spirit Lease or any ground lease pursuant to which any third party is a lessee or sublessee on any Spirit Property;

(iii) except as set forth in the Spirit Leases, contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of Spirit or any Spirit Subsidiary, or that otherwise restricts the lines of business conducted by Spirit or any Spirit Subsidiary or the geographic area in which Spirit or any Spirit Subsidiary may conduct business;

(iv) is an agreement which obligates Spirit or any Spirit Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Spirit or any Spirit Subsidiary pursuant to which Spirit or Spirit Subsidiary is the indemnitor;

(v) constitutes an Indebtedness obligation of Spirit or any Spirit Subsidiary with a principal amount as of the date hereof greater than $500,000;

(vi) would prohibit or materially delay the consummation of the Mergers as contemplated by this Agreement;

(vii) requires Spirit or any Spirit Subsidiary to dispose of or acquire assets or properties (other than pursuant to the terms of a Spirit Lease or a ground lease pursuant to which any Third Party is a lessee or sublessee on any Spirit Property) with a fair market value in excess of $250,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Spirit Lease or any ground lease affecting any Spirit Property;

(viii) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(ix) sets forth the operational terms of a joint venture, partnership, limited liability company with a Third Party member or strategic alliance of Spirit or any Spirit Subsidiary; or

(x) constitutes a loan to any Person (other than a wholly owned Spirit Subsidiary) held by Spirit or any Spirit Subsidiary (other than advances made pursuant to and expressly disclosed in Spirit Leases).

(b) Each contract listed on Section 5.23 of the Spirit Disclosure Letter to which Spirit or any Spirit Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Spirit Material Contract”.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect, each Spirit Material Contract is legal, valid, binding and enforceable on Spirit and each Spirit Subsidiary that is a party thereto and, to the Knowledge of Spirit, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Spirit Material Adverse Effect, Spirit and each Spirit Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Spirit Material Contract and, to the Knowledge of Spirit, each other party thereto has performed all obligations required to be performed by it under such Spirit Material Contract prior to the date hereof. None of Spirit or any Spirit Subsidiary, nor, to the Knowledge of Spirit, any other party thereto, is in material breach or violation of, or default under, any Spirit Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Spirit Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Spirit Material Adverse Effect. Neither Spirit nor any Spirit Subsidiary has received notice of any violation or default under any Spirit Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Spirit Material Adverse Effect.

(d) With respect to any Spirit Material Contract described in Section 5.23(a)(x) above with an outstanding principal balance December 31, 2012 in excess of $5,000,000 (the “Spirit Loans Receivable”):

(i) Section 5.23 of the Spirit Disclosure Letter contains a true and complete list of the Spirit Loans Receivable. All documents governing the Spirit Loans Receivable have been made available to Cole on or prior to the date hereof (the “Spirit Loan Receivable Documents”).

(ii) Except as set forth in the Spirit Loan Receivable Documents, (i) the Spirit Loans Receivable have not been subordinated in any respect, or satisfied or canceled in whole or in part, (ii) none of the borrower, guarantor, or any other party having obligations thereunder have been released from liability thereunder, and (iii) no portion of the collateral described therein has been released.

(iii) Except as disclosed on Section 5.23 of the Spirit Disclosure Letter, neither Spirit nor any Spirit Subsidiary, nor, to the Knowledge of Spirit, any other person has issued the borrower of any Spirit Loan Receivable any written notice of a default or event of default under the Spirit Loan Receivable Documents which remains uncured.

(iv) Neither Spirit nor any Spirit Subsidiary has received any notice from the borrower under any Spirit Loan Receivable of any written counterclaims, defenses or offsets with respect to any payment due or to become due under such Spirit Loan Receivable.

Section 5.24 Related Party Transactions. Except as set forth in Section 5.24 of the Spirit Disclosure Letter or in the Spirit SEC Documents made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2011 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Spirit or any Spirit Subsidiary, on the one hand, and any Affiliates (other than Spirit Subsidiaries) of Spirit or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. Section 5.24 of the Spirit Disclosure Letter sets forth each agreement between Spirit or any Spirit Subsidiary, on the one hand, and any Affiliates (other than Spirit Subsidiaries) of Spirit or other Persons, on the other hand.

Section 5.25 Opinion of Financial Advisor. The Spirit Board has received the oral opinion of Barclays Capital Inc. (to be confirmed in writing), as of the date of this Agreement, and subject to the assumptions and limitations set forth in the opinion, that, from a financial point of view, the Exchange Ratio to be offered to the holders (other than Spirit and its Affiliates) of shares of Spirit Common Stock in the Company Merger is fair to such holders. Spirit will make available to Cole, solely for informational purposes, a complete and correct copy of such opinion promptly after receipt thereof by the Spirit Board.

Section 5.26 Takeover Statutes. The Spirit Board has taken all action necessary to render inapplicable to the Company Merger and the other transactions contemplated by this Agreement, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL. No other Takeover Statutes are applicable to this Agreement, the Company Merger or the other transactions contemplated by this Agreement. Neither Spirit nor any Spirit Subsidiary is, nor at any time during the last two years has been, an “interested stockholder” or an “affiliate” of an interested stockholder of Cole as defined in Section 3-601 of the MGCL.

Section 5.27 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 5, no Spirit Party nor any of their Affiliates has made any representation or warranty, expressed or implied, with respect to Spirit or the Spirit Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Spirit or the Spirit Subsidiaries.

ARTICLE 6

COVENANTS RELATING TO CONDUCT

OF BUSINESS PENDING THE MERGERS

Section 6.1 Conduct of Business by Cole.

(a) Each Cole Party covenants and agrees that, between the date of this Agreement and the earlier to occur of the Company Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except to the extent required by Law, as may be agreed in writing by Spirit (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) of the Cole Disclosure Letter, Cole shall, and shall cause each of the Cole Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use its commercially reasonable efforts to (A) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Cole’s or any Cole Subsidiary’s control excepted), (B) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (C) keep available the services of its present officers, (D) maintain all Cole Insurance Policies and (E) maintain the status of Cole as a REIT.

(b) Without limiting the foregoing, Cole covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by Spirit (which consent shall, in the cases of clauses (v), (vi), (vii), (viii), (ix), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xviii), (xix), (xx), (xxiii) and (xxv), not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) or Section 6.1(b) of the Cole Disclosure Letter, Cole shall not, and shall not cause or permit any Cole Subsidiary or Affiliate of Cole (solely to the extent related to the Cole Parties and the Cole Subsidiaries) to, do any of the following:

(i) Except as set forth in Section 6.1(b) of the Company Disclosure Letter, amend or propose to (A) amend the Cole Charter or Cole Bylaws, (B) the Cole Operating Partnership Agreement or certificate of limited partnership of the Cole Operating Partnership or (C) such equivalent organizational or governing documents of any Cole Subsidiary or (D) waive the stock ownership limit under the Cole Charter;

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Cole or any Cole Subsidiary;

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Cole or any Cole Subsidiary or other equity securities or ownership interests in Cole or any Cole Subsidiary, except for (A) the declaration and payment by Cole of dividends in accordance with Section 7.12, (B) the declaration and payment of dividends or other distributions to Cole by any directly or indirectly wholly owned Cole Subsidiary and (C) distributions by any Cole Subsidiary that is not wholly owned, directly or indirectly, by Cole, in accordance with the requirements of the organizational documents of such Cole Subsidiary;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Cole or a Cole Subsidiary, other than (A) the acquisition by Cole of shares of Cole Common Stock in connection with the surrender of shares of Cole Common Stock by holders of Cole Options in order to pay the exercise price of the Cole Option in connection with the exercise of Cole Options and (B) the withholding of shares of Cole Common Stock to satisfy withholding Tax obligations with respect to Cole Options granted pursuant to the Cole Stock Option Plan;

(v) except for transactions among Cole and one or more wholly owned Cole Subsidiaries or among one or more wholly owned Cole Subsidiaries, or as otherwise contemplated in Section 6.1(b)(vi) issue, sell, pledge, dispose, encumber or grant any shares of Cole’s or any of the Cole Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Cole’s or any of the Cole Subsidiaries’ capital stock or other equity interests, provided, however, that Cole may issue shares of Cole Common Stock upon the exercise of any Cole Option outstanding as of the date of this Agreement;

(vi) except to the extent required under the Cole Stock Option Plan as of the date of this Agreement, grant, confer, award, or modify the terms of any Cole Option;

(vii) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than personal property at a total cost of less than $250,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by Cole or any wholly owned Cole Subsidiary of or from an existing wholly owned Cole Subsidiary or (B) acquisitions of real property at a total cost of less than $50,000,000 in the aggregate from non-Affiliates (the “Cole Permitted Acquisitions”);

(viii) sell, pledge, lease, assign, transfer dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (A) sales, transfers, or other dispositions of any property or assets, including without limitation deeds in lieu of foreclosure, at a total value less than $50,000,000 in the aggregate,(less any indebtedness paid off, assumed or for which Cole or a Cole Subsidiary is no longer a primary obligor thereafter) to non-Affiliates, (B) sales, pledges, leases, assignments, transfers, dispositions of property in the ordinary course of business consistent with past practice or as permitted by Section 6.1(b)(xii) or Section 4.18(a)(vii) and (C) pledges or encumbrances under Cole’s existing revolving credit facility with respect to (1) Cole Permitted Acquisitions, or (2) with respect to Cole Properties that not currently included in Cole’s borrowing base under Cole’s existing revolving credit facility and (D) in connection with the refinancing of existing debt secured by any Cole Property in the ordinary course of business consistent with past practice;

(ix) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Cole Subsidiary), except (A) Indebtedness incurred under Cole’s existing revolving credit facility for working capital purposes (the aggregate commitments with respect to which shall not be increased during the Interim Period) in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.1(b)(iii)) and to pay the Expenses of Cole in connection with the transactions contemplated by this Agreement, (B) Indebtedness incurred in connection with funding any Cole Permitted Acquisitions, (C) in connection with the refinancing of any existing Indebtedness in the ordinary course of business consistent with past practice and (D) amendments to the terms of any existing Indebtedness necessary to obtain Cole Lender Consents subject to compliance with and in accordance with Section 7.7(c) hereof;

(x) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by Cole or a wholly owned Cole Subsidiary to Cole or a wholly owned Cole Subsidiary, (B) loans, advances or investments (1) required to be made under any of the Cole Leases or ground leases affecting the Cole Properties and (2) made to tenants in the ordinary course of business consistent with past practice in amounts not in excess of $100,000 individually and $1,000,000 in the aggregate and (C) investments permitted pursuant to Section 6.1(b)(xxiii);

(xi) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Cole Material Contract (or any contract that, if existing as of the date hereof, would be a Cole Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Cole Material Contract that occur automatically without any action by Cole or any Cole Subsidiary, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which Cole or any Cole Subsidiary is as required or necessitated by this Agreement or transactions contemplated hereby; provided that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise adversely affect Cole, any Cole Subsidiary or Spirit or any Spirit Subsidiary and is made subject to compliance with and in accordance with Section 7.7(c) hereof, or (C) as may be reasonably necessary to comply with the terms of this Agreement;

(xii) except as set forth on Section 6.1(b)(xii) of the Cole Disclosure Letter enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Cole Lease (or any lease for Real Property that, if existing as of the date hereof, would be a Cole Lease), except for any Cole Lease less than 15,000 square feet, or as reasonably deemed necessary by Cole or any Cole Subsidiary in the ordinary course of business consistent with past practice;

(xiii) make any payment, direct or indirect, of any liability of Cole or any Cole Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business consistent with past practice and (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder or (C) amendments to the terms of any Indebtedness in accordance with Section 7.7(c) hereof;

(xiv) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Cole included in the Cole SEC Documents filed and publicly available prior to the date of this Agreement or (y) that do not exceed $250,000 individually or $1,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against Cole or any Cole Subsidiary or the Surviving Corporation, (C) do not provide for any admission of material liability by Cole or any of the Cole Subsidiaries, excluding in each case any such matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.1(b)(xix) below) and any matter relating to the condemnation proceedings set forth on Section 4.17(e) of the Cole Disclosure Letter, and (D) with respect to any legal action, suit or proceeding involving any present, former or purported holder or group of holders of the Cole Common Stock, in accordance with Section 7.8;

(xv) (A) hire or terminate any officer, director, employee or other similar service provider of Cole or any Cole Subsidiary or promote or appoint any Person to a position of officer or director of Cole or any Cole Subsidiary, (B) increase in any material manner the amount, rate or terms of compensation or benefits of any of Cole’s directors or officers, (C) enter into or adopt any employment, bonus, severance or retirement contract or Benefit Plan or other compensation or employee benefits arrangement, (D) accelerate the vesting or payment of any compensation or benefits, or (E) grant any awards under the Cole Stock Option Plan or any bonus, incentive, performance or other compensation plan or arrangement;

(xvi) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at January 1, 2012, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

(xvii) enter into any new line of business;

(xviii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules and regulations;

(xix) enter into any Cole Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except in each case (A) if required by Law or (B) if necessary (x) to preserve Cole’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Cole Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (A) Cole to fail to qualify as a REIT or (B) any Cole Subsidiary to cease to be treated as any of (1) a partnership or disregarded entity for federal income tax purposes or (2) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xxi) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any Cole Permitted Acquisitions in a manner that would not reasonably be expected to be materially adverse to Cole or to prevent or impair the ability of Cole to consummate the Mergers;

(xxii) form any new funds or joint ventures;

(xxiii) except (A) pursuant to Cole’s budget set forth on Section 6.1(b)(xxiii) of the Cole Disclosure Letter, (B) for the expansion of a Cole Property pursuant to expansion rights requested by the applicable tenant in the ordinary course of business and in accordance with the terms of the applicable Cole Lease and (C) capital expenditures in the ordinary course of business consistent with past practice necessary to repair and/or prevent damage to any of the Cole Properties or as is necessary in the event of an emergency situation after prior notice to Spirit (provided that if the nature of such emergency renders prior notice to Spirit impracticable, Cole shall provide notice to Spirit promptly as reasonably practicable after making such capital expenditure), make or commit to make any capital expenditures in excess of $100,000 individually or $1,000,000 in the aggregate;

(xxiv) amend or modify the compensation terms or any other obligations of Cole contained in the engagement letters with the Cole Financial Advisors in a manner materially adverse to Cole, any Cole Subsidiary, or the Surviving Corporation or engage other financial advisers in connection with the transactions contemplated by this Agreement;

(xxv) except to the extent permitted by Section 7.3, take any action that is intended to prevent or delay the consummation of transactions contemplated by this Agreement on or prior to the Outside Date;

(xxvi) take or fail to take any action if such action or failure to act would be reasonably likely to prevent or impede the Company Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

(xxvii) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 7.12, nothing in this Agreement shall prohibit (i) Cole from taking any action, at any time or from time to time, that in the reasonable judgment of the Cole Board, upon advice of counsel to Cole, is reasonably necessary for Cole to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments to stockholders of Cole in accordance with this Agreement or otherwise as permitted by Section 6.1(b)(iii); and (ii) the Cole Operating Partnership from taking any action, at any time or from time to time, as is necessary to: (A) be in compliance with its obligations under any Cole Tax Protection Agreement set forth on Section 4.12(h) of the Cole Disclosure Letter, and (B) avoid liability for any indemnification or other payment under any such Cole Tax Protection Agreement.

Section 6.2 Conduct of Business by Spirit.

(a) Each Spirit Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by Cole (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) of the Spirit Disclosure Letter, the Spirit Parties shall, and shall cause each of the other Spirit Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use its commercially reasonable efforts to (A) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Spirit’s or the Spirit Subsidiaries’ control excepted), (B) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (C) keep available the services of its present officers, (D) maintain all Spirit Insurance Policies and (E) maintain the status of Spirit as a REIT.

(b) Without limiting the foregoing, each Spirit Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by Cole (which consent shall, in the cases of clauses (v), (vi), (vii), (viii), (ix), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xviii), (xix), (xx), (xxiii) and (xxvi), not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) or 6.2(b) of the Spirit Disclosure Letter, the Spirit Parties shall not, and shall not cause or permit any of the other Spirit Subsidiary to, do any of the following:

(i) amend or propose to (A) amend the Spirit Charter or Spirit Bylaws, (B) the Spirit Operating Partnership Agreement or certificate of limited partnership of Spirit Operating Partnership or (C) such equivalent organizational or governing documents of any Spirit Subsidiary material to Spirit and the Spirit Subsidiaries, considered as a whole, if such amendment would be materially adverse to Spirit or Cole) or (D) waive the stock ownership limit under the Spirit Charter in any manner that would be reasonably expected to be materially adverse to Spirit or prevent or impair the ability of Spirit to consummate the Mergers;

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Spirit or any Spirit Subsidiary;

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Spirit or any Spirit Subsidiary or other equity securities or ownership interests in Spirit or any Spirit Subsidiary, except for (A) the declaration and payment by Spirit of dividends in accordance with Section 7.12, (B) the declaration and payment of dividends or other distributions to Spirit by any directly or indirectly wholly owned Spirit Subsidiary and (C) distributions by any Spirit Subsidiary that is not wholly owned, directly or indirectly, by Spirit, in accordance with the requirements of the organizational documents of such Spirit Subsidiary;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Spirit or a Spirit Subsidiary, other than (A) the withholding of shares of Spirit Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Spirit Incentive Award Plan and (B) the acquisition by Spirit in the ordinary course of business consistent with past practice in connection with the termination of service of holders of awards granted pursuant to the Spirit Incentive Award Plan;

(v) except for transactions among Spirit and one or more wholly owned Spirit Subsidiaries or among one or more wholly owned Spirit Subsidiaries, or as otherwise contemplated in Section 6.2(b)(vi) issue, sell, pledge, dispose, encumber or grant any shares of Spirit’s or any of the Spirit Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Spirit’s or any of Spirit Subsidiaries’ capital stock or other equity interests, provided, however, that (A) Spirit may issue shares of Spirit Common Stock (1) upon the vesting of any Spirit restricted stock outstanding as of the date of this Agreement or as may be granted after the date of this Agreement under Section 6.2(b)(vi), (2) pursuant to the Spirit Benefit Plans to the extent required under the terms of such Spirit Benefit Plans as in effect as of the date of this Agreement, and (3) pledges or encumbrances required under Spirit’s existing revolving credit facility with respect to the Spirit Subsidiaries’ capital stock, and (B) subject to the limitations set forth in Section 6.2(b)(xv), Spirit may grant any awards under the Spirit Incentive Award Plan so long as such awards are approved by Spirit’s independent directors or compensation committee;

(vi) except to the extent required under any existing Spirit Benefit Plan and other than awards under the Spirit Incentive Award Plan (so long as such awards are approved by Spirit’s independent directors or compensation committee and do not exceed the limitations set forth in Section 6.2(b)(xv)), grant, confer, award, or modify the terms of any Spirit restricted stock, convertible securities, or other rights to acquire, or denominated in, any of Spirit’s or any of the Spirit Subsidiaries’ capital stock;

(vii) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than personal property at a total cost of less than $250,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by Spirit or any wholly owned Spirit Subsidiary of or from an existing wholly owned Spirit Subsidiary, or (B) acquisitions of real property at a total cost of less than $200,000,000 in the aggregate and which are consistent with Spirit’s announced investment strategy in the Spirit SEC Documents filed prior to the date hereof (the “Spirit Permitted Acquisitions”);

(viii) sell, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (A) sales, transfers or other dispositions of any property or assets, including without limitation deeds in lieu of foreclosure, at a total value less than $100,000,000 in the aggregate (less any indebtedness paid off, assumed or for which Spirit or a Spirit Subsidiary is no longer a primary obligor thereafter), (B) sales, pledges, leases, assignments, transfers, dispositions and encumbrances on property and assets in the ordinary course of business consistent with past practice or as permitted by Section 6.2(b)(xii) or Section 5.23(a)(vii), (C) pledges or encumbrances under Spirit’s existing revolving credit facility with respect to (1) any Spirit Permitted Acquisitions, or (2) with respect to Spirit Properties and Spirit Subsidiaries that are not currently securing Spirit’s existing revolving credit facility, (D) in connection with the refinancing of existing debt secured by any Spirit Property in the ordinary course of business consistent with past practice, and (E) in connection with the Debt Financing;

(ix) incur, create, assume or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Spirit Subsidiary), except (A) Indebtedness incurred under Spirit’s existing revolving credit facility for working capital purposes (the aggregate commitments with respect to which shall not be increased during the Interim Period) in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.2(b)(iii)) and to pay the Expenses of Spirit in connection with the transactions contemplated by this Agreement, (B) Indebtedness incurred in connection with funding any Spirit Permitted Acquisitions, (C) in connection with the refinancing of any existing Indebtedness in the ordinary course of business consistent with past practice and (D) amendments to the terms of any existing Indebtedness necessary to obtain Spirit Lender Consents subject to compliance with and in accordance with Section 7.7(c) hereof.;

(x) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by Spirit or a wholly owned Spirit Subsidiary to Spirit or a wholly owned Spirit Subsidiary, (B) loans, advances or investments (1) required to be made under any of the Spirit Leases or ground leases affecting the Spirit Properties and (2) made to tenants in the ordinary course of business consistent with past practice in amounts not in excess of $100,000 individually and $1,000,000 in the aggregate and (C) investments permitted pursuant to Section 6.2(b)(xxiii);

(xi) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Spirit Material Contract (or any contract that, if existing as of the date hereof, would be a Spirit Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Spirit Material Contract that occur automatically without any action by Spirit or any Spirit Subsidiary, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which Spirit or any Spirit Subsidiary is as required or necessitated by this Agreement or transactions contemplated hereby; provided that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise materially adversely affect Spirit, any Spirit Subsidiary or Cole or any Cole Subsidiary and is made subject to compliance with and in accordance with Section 7.7(c), or (C) as may be reasonably necessary to comply with the terms of this Agreement;

(xii) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or material claims under, any Spirit Lease (or any lease for Real Property that, if existing as of the date hereof, would be a Spirit Lease), except for any Spirit Lease (or lease that would be a Spirit Lease if entered into as of the date hereof) less than 15,000 square feet, or as reasonably deemed necessary by Spirit or any Spirit Subsidiary in the ordinary course of business consistent with past practice;

(xiii) make any payment, direct or indirect, of any liability of Spirit or any Spirit Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business consistent with past practice and (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder or (C) amendments to the terms of any Indebtedness in accordance with Section 7.7(c) hereof;

(xiv) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Spirit included in the Spirit SEC Documents filed and publicly available prior to the date of this Agreement or (y) that do not exceed $250,000 individually or $1,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against the Spirit or any Spirit Subsidiary, (C) do not provide for any admission of material liability by the Spirit or any of the Spirit Subsidiaries, excluding in each case any such matter relating to Taxes and any matter relating to the condemnation proceedings set forth on Section 5.18(e) of the Spirit Disclosure Letter, and (D) with respect to any legal action, suit or proceeding involving any present, former or purported holder or group of holders of the Spirit Common Stock, in accordance with Section 7.8;

(xv) (A) hire any officer (with a title of senior vice president or higher) of Spirit or any Spirit Subsidiary or promote or appoint any Person to a position of officer with a title of senior vice president or higher of Spirit or any Spirit Subsidiary (other than to replace any departed officer), in each case without consultation with the Cole Board, (B) increase in any material manner the amount, rate or terms of compensation or benefits of any of the Company’s directors or officers (with a title of senior vice president or higher), (C) enter into or adopt any employment, bonus, severance or retirement contract or Benefit Plan or other compensation or employee benefits arrangement other than in the ordinary course of business and subject to the limitations set forth in clause (E) below, (D) accelerate the vesting or payment of any compensation or benefits except pursuant to the existing terms of any Spirit Benefit Plan or other agreement in effect as of the date hereof (after taking effect of the Waivers), or (E) except with respect to cash bonuses not to exceed $5,000,000 in the aggregate and the granting of up to 1,000,000 shares in the aggregate so long as such awards are approved by the independent directors or the compensation committee under the Spirit Incentive Award Plan, grant any awards under the Spirit Incentive Award Plan or any bonus, incentive, performance or other compensation plan or arrangement;

(xvi) fail to maintain all of Spirit’s consolidated financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at January 1, 2012, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

(xvii) enter into any new line of business;

(xviii) fail to duly and timely file all material reports and other material documents required to be filed with the NYSE or any Governmental Authority, subject to extensions permitted by Law or applicable rules and regulations;

(xix) enter into any Spirit Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except in each case (A) if required by Law or (B) if necessary (x) to preserve Spirit’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Spirit Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (A) Spirit to fail to qualify as a REIT or (B) any Spirit Subsidiary to cease to be treated as any of (1) a partnership or disregarded entity for federal income tax purposes or (2) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xxi) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except by a Spirit Subsidiary in connection with any Spirit Permitted Acquisitions in a manner that would not reasonably be expected to be materially adverse to Spirit or to prevent or impair the ability of Spirit to consummate the Mergers;

(xxii) form any new funds or joint ventures;

(xxiii) except (A) pursuant to Spirit’s budget set forth on Section 6.2(b)(xxiv) of the Spirit Disclosure Letter, (B) for the expansion of a Spirit Property pursuant to expansion rights requested by the applicable tenant in the ordinary course of business and in accordance with the terms of the applicable Spirit Lease and (C) capital expenditures in the ordinary course of business consistent with past practice necessary to repair and/or prevent damage to any of the Spirit Properties or as is necessary in the event of an emergency situation after prior notice to Cole (provided that if the nature of such emergency renders prior notice to Cole impracticable, Spirit shall provide notice to Cole promptly as reasonably practicable after making such capital expenditure), make or commit to make any capital expenditures in excess of $100,000 individually or $1,000,000 in the aggregate;

(xxiv) amend or modify the compensation terms or any other obligations of Spirit contained in the engagement letter with Barclays Capital Inc. in a manner materially adverse to Spirit or any Spirit Subsidiary, or the Surviving Corporation or engage other financial advisers in connection with the transactions contemplated by this Agreement;

(xxv) except to the extent permitted by Section 7.4, take any action that is intended to, prevent or delay the consummation of transactions contemplated by this Agreement on or prior to the Outside Date;

(xxvi) take or fail to take any action if such action or failure to act would be reasonably likely to prevent or impede the Company Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

(xxvii) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 7.12, nothing in this Agreement shall prohibit: (i) Spirit from taking any action, at any time or from time to time, that in the reasonable judgment of the Spirit Board, upon advice of counsel to Spirit, is reasonably necessary for Spirit to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments to stockholders of Spirit in accordance with this Agreement or otherwise permitted by Section 6.2(b)(iii); and (ii) Spirit Operating Partnership from taking any action, at any time or from time to time, as is necessary to: (A) be in compliance with its obligations under any Spirit Tax Protection Agreement, and (B) avoid liability for any indemnification or other payment under any Spirit Tax Protection Agreement.

Section 6.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Cole, directly or indirectly, the right to control or direct Spirit’s or any Spirit Subsidiary’s operations prior to the Effective Time, and nothing contained in this Agreement shall give Spirit, directly or indirectly, the right to control or direct Cole’s or any Cole Subsidiary’s operations prior to the Company Merger Effective Time. Prior to the Company Merger Effective Time, each of Cole and Spirit shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1 Preparation of the Form S-4 and the Joint Proxy Statement; Special Stockholders Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) Cole and Spirit shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement in preliminary form, and (ii) Cole shall prepare and cause to be filed with the SEC, the Form S-4 with respect to the Cole Common Stock issuable in the Company Merger, which will include the Joint Proxy Statement with respect to the Cole Stockholder Meeting and the Spirit Stockholder Meeting. Each of Cole and Spirit shall use its reasonable best efforts to (x) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (z) keep the Form S-4 effective for so long as necessary to complete the Mergers. Each of Cole and Spirit shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. The Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of Cole and Spirit shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each of Cole and Spirit shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Cole shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Cole and Spirit shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Cole shall advise Spirit, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Cole Common Stock issuable in connection with the Company Merger for offering or sale in any jurisdiction, and Cole shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Cole shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Cole Common Stock in the Company Merger, and Spirit shall furnish all information concerning Spirit and the holders of the Spirit Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Cole Stockholder Approval or the Spirit Stockholder Approval, any information relating to Cole or Spirit, or any of their respective Affiliates, should be discovered by Cole or Spirit which, in the reasonable judgment of Cole or Spirit, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties hereto, and Cole and Spirit shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of Cole and the stockholders of Spirit. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a). For purposes of Section 4.14, Section 5.15 and this Section 7.1, any information concerning or related to Cole, its Affiliates or the Cole Stockholder Meeting will be deemed to have been provided by Cole, and any information concerning or related to Spirit, its Affiliates or the Spirit Stockholder Meeting will be deemed to have been provided by Spirit.

(c) As promptly as practicable following the date of this Agreement, Cole shall, in accordance with applicable Law and the Cole Charter and Cole Bylaws, establish a record date for, duly call, give notice of, convene and hold the Cole Stockholder Meeting. Cole shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of Cole entitled to vote at the Cole Stockholder Meeting and to hold the Cole Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Cole shall, through the Cole Board, recommend to its stockholders that they give the Cole Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Cole Stockholder Approval, except to the extent that the Cole Board shall have made a Change in Recommendation as permitted by Section 7.3(c). Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Cole Stockholder Meeting is scheduled, Cole has not received proxies representing a sufficient number of shares of Cole Common Stock to obtain the Cole Stockholder Approval, whether or not a quorum is present, Cole shall have the right to make one or more successive postponements or adjournments of the Cole Stockholder Meeting; provided that the Cole Stockholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Cole Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law).

(d) As promptly as practicable following the date of this Agreement, Spirit shall, in accordance with applicable Law and the Spirit Charter and Spirit Bylaws, establish a record date for, duly call, give notice of, convene and hold the Spirit Stockholder Meeting. Spirit shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of Spirit entitled to vote at the Spirit Stockholder Meeting and to hold the Spirit Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Spirit shall, through the Spirit Board, recommend to its stockholders that they give the Spirit Stockholder Approval, include such recommendation in the Joint Proxy Statement, and solicit and use its reasonable best efforts to obtain the Spirit Stockholder Approval. Notwithstanding the foregoing provisions of this Section 7.1(d), if, on a date for which the Spirit Stockholder Meeting is scheduled, Spirit has not received proxies representing a sufficient number of shares of Spirit Common Stock to obtain the Spirit Stockholder Approval, whether or not a quorum is present, Spirit shall have the right to make one or more successive postponements or adjournments of the Spirit Stockholder Meeting; provided that the Spirit Stockholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Spirit Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law).

(e) Cole and Spirit will use their respective reasonable best efforts to hold the Cole Stockholder Meeting and the Spirit Stockholder Meeting on the same date and as soon as reasonably practicable following the date of this Agreement.

(f) Neither Cole nor Spirit will take or fail to take any action that could cause or result in its stockholders being entitled to exercise, in connection with the Mergers, the rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL.

(g) Cole shall take all actions necessary to either (i) cause the 2013 annual meeting of Cole to be held for purposes of electing the members of the Cole Board prior to the Company Merger Effective Time or (ii) include the election of the members of the Cole Board in the proposals for the Cole Special Meeting, such that the members of the Cole Board as of immediately prior to the Company Merger Effective Time shall have been duly and validly elected by the Cole stockholders at a meeting of the Cole Stockholders held during 2013.

Section 7.2 Access to Information; Confidentiality.

(a) To the extent permitted by applicable Law and contracts, and subject to the reasonable restrictions imposed from time to time upon advice of counsel, each of Cole and Spirit shall, and shall cause each of the Cole Subsidiaries and Cole’s Affiliates, and the Spirit Subsidiaries, respectively, as the case may be, to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records (to the extent related to the Cole Parties and the Spirit Parties, respectively, as the case may be) and, during such period, each of Cole and Spirit shall, and shall cause each of the Cole Subsidiaries and the Spirit Subsidiaries, respectively, to, furnish reasonably promptly to the other Party (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other Party may reasonably request. Notwithstanding the foregoing, neither Cole nor Spirit shall be required by this Section 7.2 to provide the other Party or the Representatives of such other Party with access to or to disclose information (x) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if Cole or Spirit, as applicable, has used reasonable best efforts to obtain permission or consent of such Third Party to such disclosure), (y) the disclosure of which would violate any Law or fiduciary duty (provided, however, that the withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or fiduciary duty) or (z) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of Cole and Spirit will use its reasonable best efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. Prior to the Company Merger Effective Time, each of the Cole Parties and each of the Spirit Parties shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which Cole or any Cole Subsidiary or Spirit or any Spirit Subsidiary, as the case may be has a business relationship (including tenants/subtenants) regarding the business of Cole and the Cole Subsidiaries or the business of Spirit or any Spirit Subsidiary, as the case may be, or this Agreement and the transactions contemplated hereby without the prior written consent of Cole or Spirit, as the case may be.

(b) Each of Cole and Spirit will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreements, which shall remain in full force and effect pursuant to the terms thereof the notwithstanding the execution and delivery of this Agreement or the termination thereof.

(c) Each of Cole and Spirit agree to give prompt written notice to the other upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Cole Subsidiaries or the Spirit Subsidiaries, respectively, which could reasonably be expected to have, individually or in the aggregate, a Cole Material Adverse Effect or a Spirit Material Adverse Effect, as the case may be.

Section 7.3 Cole Acquisition Proposals.

(a) Except as permitted by this Section 7.3, from the date of this Agreement until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Section 9.1, each Cole Party agrees that it shall not, and shall cause each of the other Cole Subsidiaries not to, and shall not authorize and shall use reasonable best efforts to cause its and their respective officers, directors, managers or equivalent or other Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or facilitate any inquiry, offer or request that constitutes, or reasonably could be expected to result, in any Cole Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or that reasonably could be expected to result in, any Cole Acquisition Proposal, (iii) furnish to any Person (other than the Spirit Parties) any non-public information in connection with, or knowingly facilitate in any way any effort by any Person in furtherance of, any Cole Acquisition Proposal, (iv) waive, terminate, modify, fail to enforce or release any Person other than the Spirit Parties and their respective Affiliates from any provision of or grant any permission, waiver or request under any “standstill,” confidentiality or similar agreement or obligation, or (v) approve or recommend a Cole Acquisition Proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement related to a Cole Acquisition Proposal (a “Cole Acquisition Agreement”) except as permitted by Section 7.3(c) or (v) propose or agree to do any of the foregoing. Notwithstanding anything to the contrary in this Section 7.3, nothing contained in this Agreement shall prohibit Cole from, directly or indirectly, at any time prior to receipt of the Cole Stockholder Vote, (i) furnishing any information to, or entering into or participating in discussions or negotiations with, any Third Party that after the date hereof makes an unsolicited bona fide written Cole Acquisition Proposal (that did not result from a breach of this Section 7.3) if (x) the Cole Board determines in good faith after consulting with outside legal counsel and financial advisors that such Cole Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (y) prior to furnishing such non-public information to such Third Party, Cole (A) provides Spirit with the non-public information to be provided to such Third Party which Spirit has not previously been provided, and (B) Cole enters into an Acceptable Confidentiality Agreement with such Third Party or (ii) granting a limited waiver, amendment or release under any standstill, confidentiality or other similar agreement or obligation for the sole purpose of allowing a Third Party to make a private and confidential unsolicited bona fide written Cole Acquisition Proposal to the Cole Board if (A) the Cole Board determines in good faith after consulting with outside legal counsel that failure to take such action would be inconsistent with the directors’ legal duties under applicable Laws, and (B) promptly (but in no event later than 24 hours) after making such determination, substantially contemporaneously with granting such limited waiver, amendment or release, Cole shall notify Spirit of the Cole Board’s determination (such notice to be made orally and confirmed in writing) and shall indicate the identity of the Person party to or bound by the applicable standstill, confidentiality or other similar agreement or obligation.

(b) Cole shall notify Spirit promptly (but in no event later than 24 hours) after receipt of any Cole Acquisition Proposal or any request for nonpublic information relating to Cole or any Cole Subsidiary by any Person, or any inquiry from any Person seeking to have discussions or negotiations with Cole relating to a possible Cole Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Cole Acquisition Proposal, request or inquiry and the material terms and conditions of any Cole Acquisition Proposals, inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Cole shall also promptly, and in any event within 24 hours, notify Spirit orally and in writing, if it enters into discussions or negotiations concerning any Cole Acquisition Proposal or provides nonpublic information or data to any Person in accordance with this Section 7.3(b) and keep Spirit informed of the status and material terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or material correspondence relating thereto.

(c) Except as permitted by this Section 7.3(c), neither the Cole Board nor any committee of the Cole Board shall (i) withhold, withdraw, modify or qualify (or propose to withhold, withdraw, modify or qualify), in any manner, adverse to Spirit, the Company Merger or the other transactions contemplated by this Agreement, the Cole Board Recommendation, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Cole Acquisition Proposal, (iii) fail to include the Cole Board Recommendation in the Joint Proxy Statement, (iv) fail to publicly recommend against any Cole Acquisition Proposal within ten (10) Business Days of the request of Spirit and/or reaffirm the Cole Board Recommendation within ten (10) Business Days of the request of Spirit (any of the foregoing actions in clauses (i) through (iv), a “Change in Cole Recommendation”), or (v) cause or authorize Cole or any Cole Subsidiary to enter into any Acquisition Agreement with respect to any Cole Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 7.3(a)). Notwithstanding the foregoing, at any time prior to receipt of the Cole Stockholder Approval, (x) upon the occurrence of an Intervening Event (applicable to Cole), if the Cole Board or a committee of the Cole Board determines in good faith after consulting with its outside legal counsel that the failure to do so would be inconsistent with its duties to Cole’s stockholders under applicable Law, then the Cole Board may effect a Change in Cole Recommendation or (y) in response to an unsolicited written bona fide Cole Acquisition Proposal from a Third Party (that did not otherwise result from a breach of this Section 7.3) that the Cole Board or a committee of the Cole Board has determined in good faith, after consultation with outside legal counsel and financial advisors, is a Superior Proposal, the Cole Board may effect a Change in Cole Recommendation, and in such case the Cole Board may approve and recommend such Superior Proposal, exempt such Third Party submitting such Superior Proposal from the restrictions contained in any state takeover or similar laws, and enter into a Cole Acquisition Agreement with respect to such Superior Proposal; provided, however, that any such actions pursuant to clause (x) or (y) may only be taken concurrently with terminating this Agreement pursuant to Section 9.1(c)(ii); provided, further, however, that any such actions pursuant to clause (y) may only be taken at a time that is after (I) the third (3rd) Business Day following Spirit’s receipt of written notice from Cole that the Cole Board is prepared to take such action and (II) if at the end of such period, the Cole Board or a committee of the Cole Board determines in good faith, after taking into account all amendments or revisions irrevocably committed to by Spirit and after consultation with outside legal counsel and financial advisors, that such Cole Acquisition Proposal from the Third Party remains a Superior Proposal. Any such written notice shall specify the material terms and conditions of such Cole Acquisition Proposal, include the most current version of any Cole Acquisition Agreement relating to such Cole Acquisition Proposal (including any amendments, supplements or modifications thereto), identify the Third Party making such Cole Acquisition Proposal and state that the Cole Board otherwise intends to make a Change in Cole Recommendation and enter into a Cole Acquisition Agreement (subject to compliance with this Section 7.3(c)). During any such three (3) Business Day period, Spirit shall be entitled to deliver to Cole a counterproposal to such Cole Acquisition Proposal (a “Spirit Counterproposal”) and Spirit and Cole shall and shall cause its legal and financial advisors to, negotiate in good faith in respect of any such Spirit Counterproposal. The Parties hereto acknowledge and agree that any amendment to the financial terms or any other material amendment to any material term of a Cole Acquisition Proposal which amendment affects the determination of whether the Cole Acquisition Proposal is a Superior Proposal to any Spirit Counterproposal shall, upon the determination by the Cole Board in its sole discretion, be treated as a new Cole Acquisition Proposal for the purposes of this Section 7.3(c) (requiring a new written notice by Cole and a new three (3) Business Day period).

(d) Nothing contained in this Agreement shall prevent Cole or the Cole Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or making any disclosure to its stockholders if the Cole Board has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with applicable Law; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an express rejection of any applicable Cole Acquisition Proposal or an express reaffirmation of the Cole Board Recommendation to Cole’s stockholders in favor of the Mergers shall be deemed to be a Change in Cole Recommendation.

(e) Upon execution of this Agreement, Cole shall, and shall cause each of the Cole Subsidiaries, and its and their officers and directors, managers or equivalent and other Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to a Cole Acquisition Proposal, use commercially reasonable efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information provided to such Persons in connection therewith and shall inform each of the Representatives of its obligations under this Section 7.3 and instruct each of them to act in a manner consistent with such obligations.

Section 7.4 Spirit Acquisition Proposals.

(a) Except as permitted by this Section 7.4, from the date of this Agreement until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Section 9.1, each Spirit Party agrees that it shall not, and shall cause each of the other Spirit Subsidiaries not to, and shall not authorize and shall use reasonable best efforts to cause its and their respective officers, directors, managers or equivalent or other Representatives to, directly or indirectly, (i) solicit, initiate, knowingly encourage or facilitate any inquiry, offer or request that constitutes, or reasonably could be expected to result, in any Spirit Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or that reasonably could be expected to result in, any Spirit Acquisition Proposal, (iii) furnish to any Person (other than the Cole Parties) any non-public information in connection with, or knowingly facilitate in any way any effort by any Person in furtherance of, any Spirit Acquisition Proposal, (iv) waive, terminate, modify, fail to enforce or release any Person other than the Cole Parties from any provision of or grant any permission, waiver or request under any “standstill,” confidentiality or similar agreement or obligation, or (v) approve or recommend a Spirit Acquisition Proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement related to a Spirit Acquisition Proposal (an “Spirit Acquisition Agreement”) except as permitted by Section 7.4(c) or (v) propose or agree to do any of the foregoing. Notwithstanding anything to the contrary in this Section 7.4, nothing contained in this Agreement shall prohibit Spirit from, directly or indirectly, at any time prior to receipt of the Spirit

Stockholder Vote, (i) furnishing any information to, or entering into or participating in discussions or negotiations with, any Third Party that after the date hereof makes an unsolicited bona fide written Spirit Acquisition Proposal (that did not result from a breach of this Section 7.4) if (x) the Spirit Board determines in good faith after consulting with its outside legal counsel and financial advisors that such Spirit Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (y) prior to furnishing such non-public information to such Third Party, Spirit (A) provides Cole with the non-public information to be provided to such Third Party which Cole has not previously been provided, and (B) Spirit enters into an Acceptable Confidentiality Agreement with such Third Party or (ii) granting a limited waiver, amendment or release under any standstill, confidentiality or other similar agreement or obligation for the sole purpose of allowing a Third Party to make a private and confidential unsolicited bona fide written Spirit Acquisition Proposal to the Spirit Board if (A) the Spirit Board determines in good faith after consulting with its outside legal counsel that failure to take such action would be inconsistent with the directors’ legal duties under applicable Laws, and (B) promptly (but in no event later than 24 hours) after making such determination, substantially contemporaneously with granting such limited waiver, amendment or release, Spirit shall notify Cole of the Spirit Board’s determination (such notice to be made orally and confirmed in writing) and shall indicate the identity of the Person party to or bound by the applicable standstill, confidentiality or other similar agreement or obligation.

(b) Spirit shall notify Cole promptly (but in no event later than 24 hours) after receipt of any Spirit Acquisition Proposal or any request for nonpublic information relating to Spirit or any Spirit Subsidiary by any Person, or any inquiry from any Person seeking to have discussions or negotiations with Spirit relating to a possible Spirit Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Spirit Acquisition Proposal, request or inquiry and the material terms and conditions of any Spirit Acquisition Proposals, inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Spirit shall also promptly, and in any event within 24 hours, notify Cole orally and in writing, if it enters into discussions or negotiations concerning any Spirit Acquisition Proposal or provides nonpublic information or data to any Person in accordance with this Section 7.4(b) and keep Cole informed of the status and material terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or material correspondence relating thereto.

(c) Except as permitted by this Section 7.4(c), neither the Spirit Board nor any committee of the Spirit Board shall (i) withhold, withdraw, modify or qualify (or propose to withhold, withdraw, modify or qualify), in a manner adverse to Cole, the Company Merger or the other transactions contemplated by this Agreement, the Spirit Board Recommendation, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Spirit Acquisition Proposal, (iii) fail to include the Spirit Board Recommendation in the Joint Proxy Statement, (iv) fail to publicly recommend against any Spirit Acquisition Proposal within ten (10) Business Days of the request of Cole and/or reaffirm the Spirit Board Recommendation within ten (10) Business Days of the request of Cole (any of the foregoing actions in clauses (i) through (iii), a “Change in Spirit Recommendation”), or (v) cause or authorize Spirit or any Spirit Subsidiary to enter into any Spirit Acquisition Agreement with respect to any Spirit Acquisition Proposal (other than a confidentiality agreement in accordance with Section 7.4(a)). Notwithstanding the foregoing, at any time prior to receipt of the Spirit Stockholder Approval, (x) upon the occurrence of an Intervening Event (applicable to Spirit), if the Spirit Board or a committee of the Spirit Board determines in good faith after consulting with its outside legal counsel that the failure to do so would be inconsistent with its duties to the Spirit’s stockholders under applicable Law, then the Spirit Board may effect a Change in Spirit Recommendation or (y) in response to an unsolicited written bona fide Spirit Acquisition Proposal from a Third Party (that did not otherwise result from a breach of this Section 7.4) that the Spirit Board or a committee of the Spirit Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, is a Superior Proposal, the Spirit Board may effect a Change in Spirit Recommendation, and in such case the Spirit Board may approve and recommend such Superior Proposal, exempt the Third Party submitting such Superior Proposal from the restrictions contained in any state takeover or similar laws, and enter into a Spirit Acquisition Agreement with respect to such Superior Proposal; provided, however, that any such actions pursuant to clause (x) or (y) may only be taken concurrently with terminating this Agreement pursuant to Section 9.1(d)(ii); provided, further, however, that any such actions pursuant to clause (y) may only be taken at a time that is after (I) the third (3rd) Business Day following Cole’s receipt of written notice from Spirit that the Spirit Board is prepared to take such action and (II) if at the end of such period, the Spirit Board or a committee of the Spirit Board determines in good faith, after taking into account all amendments or revisions irrevocably committed to by Cole and after consultation with its financial advisors and outside legal counsel, that such Spirit Acquisition Proposal remains a Superior Proposal. Any such written notice shall specify the material terms and conditions of such Spirit Acquisition Proposal, include the most current version of any Spirit Acquisition Agreement relating to such Spirit Acquisition Proposal (including any amendments, supplements or modifications thereto), identify the Third Party making such Spirit Acquisition Proposal and state that the Spirit Board otherwise intends to make a Change in Spirit Recommendation and enter into a Spirit Acquisition Agreement (subject to compliance with this Section 7.4(c)). During any such three (3) Business Day period, Cole shall be entitled to deliver to Spirit a counterproposal to such Spirit Acquisition Proposal (a “Cole Counterproposal”) and Spirit and Cole shall and shall cause its financial and legal advisors to, negotiate in good faith in respect of any such Cole Counterproposal. The Parties hereto acknowledge and agree that any amendment to the financial terms or any other material amendment to any material term of a Spirit Acquisition Proposal which amendment affects the determination of whether the Spirit Acquisition Proposal is a Superior Proposal to any Cole Counterproposal shall, upon the determination by the Spirit Board in its sole discretion, be treated as a new Spirit Acquisition Proposal for the purposes of this Section 7.4(c) (requiring a new written notice by Spirit and a new three (3) Business Day period).

(d) Nothing contained in this Agreement shall prevent Spirit or the Spirit Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or making any disclosure to its stockholders if the Spirit Board has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with applicable Law; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an express rejection of any applicable Spirit Acquisition Proposal or an express reaffirmation of the Spirit Board Recommendation to Spirit’s stockholders in favor of the Mergers shall be deemed to be a Change in Spirit Recommendation.

(e) Upon execution of this Agreement, Spirit shall, and shall cause each of the Spirit Subsidiaries, and its and their officers and directors, managers or equivalent and other Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to a Spirit Acquisition Proposal, use commercially reasonable efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information provided to such Persons in connection therewith and shall inform each of the Representatives of its obligations under this Section 7.4 and instruct each of them to act in a manner consistent with such obligations.

Section 7.5 Public Announcements. Except with respect to any Change in Cole Recommendation or Change in Spirit Recommendation permitted by Section 7.3 or Section 7.4, respectively, the Parties hereto shall use reasonable best efforts to (a) develop a joint communications plan and (b) to ensure that all press releases and communications are consistent with such joint communication plan. None of the Parties shall issue any such press release or make any such public statement or filing inconsistent with such joint communication plan prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law, Order or the applicable rules of any stock exchange or the applicable provisions of any listing agreement of any Party hereto if for any reason it is not practicable to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement. The Parties have agreed upon the form of a joint press release announcing the Mergers and the execution of this Agreement.

Section 7.6 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Company Merger Effective Time, the Surviving Corporation shall, exculpate, indemnify, defend and hold harmless, and provide advancement of expenses, to each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Company Merger Effective Time, a manager, director, officer, trustee or fiduciary of Cole, any Cole Subsidiary, Spirit or any Spirit Subsidiary (collectively, the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs, Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from any claim, action, suit proceeding or investigation based in whole or in part on the fact such Indemnified Party is or was a manager, director, officer, trustee or fiduciary of Cole, any Cole Subsidiary, Spirit or any Spirit Subsidiary, or was prior to the Company Merger Effective Time serving at the request of any such party as a manager, director, officer, partner, member, trustee, fiduciary or agent of another Person, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Company Merger Effective Time, whether asserted or claimed prior to, or at or after, the Company Merger Effective Time (including matters, acts or commission occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) (the “Indemnified Liabilities”) to the fullest extent permitted under applicable law.

(b) Prior to the Company Merger Effective Time, each of Cole and Spirit shall use reasonable best efforts to obtain and fully pay for a “tail” prepaid insurance policy or policies with a claim period of six (6) years from and after the Company Merger Effective Time from one or more insurance carriers believed to be sound and reputable with respect to directors’ and officers’ liability insurance and fiduciary liability insurance for the current and former managers, directors, officers, trustees and fiduciaries of Cole and the Cole Subsidiaries (“Cole D&O Insurance”) and of Spirit and the Spirit Subsidiaries (“Spirit D&O Insurance”) as to such Indemnified Party’ status as a manager, director, officer, trustee or fiduciary of Cole, the Cole Subsidiaries, Spirit and the Spirit Subsidiaries and for facts or events that occurred at or prior to the Company Merger Effective Time, which Cole D&O Insurance and Spirit D&O Insurance (i) shall not have an annual premium in excess of 250% of the last annual premium paid by Cole (in the case of the Cole D&O Insurance) or Spirit (in the case of the Spirit D&O Insurance) (250% of such last annual premium paid by Cole, the “Cole Maximum Premium” and 250% of such last annual premium paid by Sklyark, the “Spirit Maximum Premium”) prior to the date hereof for its existing directors’ and officers’ liability insurance and fiduciary insurance, (ii) has terms, conditions, retentions and limits of coverage at least as favorable as the existing directors’ and officers’ liability insurance and fiduciary insurance for Cole (in the case of the Cole D&O Insurance) and Sklyark (in the case of the Spirit D&O Insurance) with respect to matters existing or occurring prior to the Company Merger Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and consummation of the transaction contemplated hereby); provided, however, that if terms, conditions, retentions and limits of coverage at least as favorable as the existing directors’ and officers’ liability insurance and fiduciary insurance for Cole or Spirit cannot be obtained or can be obtained only by paying an annual premium in excess of the Cole Maximum Premium (in the case of the

Cole D&O Insurance) or the Spirit Maximum Premium (in the case of the Spirit D&O Insurance), Cole, Spirit and the Surviving Corporation, as the case may be, shall only be permitted to obtain as much similar insurance as is reasonably practicable for an annual premium equal to the Cole Maximum Premium (in the case of the Cole D&O Insurance) or the Spirit Maximum Premium (in the case of the Spirit D&O Insurance), and (iii) the Surviving Corporation after the Company Merger Effective Time shall maintain such policies in full force and effect for their full six (6) year term and to continue to honor its respective obligations thereunder. If Cole or Spirit for any reason fails to obtain such “tail” prepaid insurance as of the Company Merger Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of six (6) years from and after the Company Merger Effective Time for the Indemnified Parties as to such Indemnified Party’s status as a manager, director, officer, trustee or fiduciary of Cole, the Cole Subsidiaries, Spirit and the Spirit Subsidiaries, as the case may be, and for facts or events that occurred at or prior to the Company Merger Effective Time, the existing directors’ and officers’ liability insurance and fiduciary liability insurance for Cole and Spirit, which insurance (i) shall not have an annual premium in excess of the Cole Maximum Premium (in the case of the Cole D&O Insurance) or the Spirit Maximum Premium (in the case of the Spirit D&O Insurance), (ii) shall have terms, conditions, retentions and limits of coverage at least as favorable as the existing directors’ and officers’ liability insurance and fiduciary insurance for Cole and Spirit, as applicable, with respect to matters existing or occurring prior to the Company Merger Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and consummation of the transaction contemplated hereby); provided, further, that if terms, conditions, retentions and limits of coverage at least as favorable as such existing insurance cannot be obtained or can be obtained only by paying an annual premium in excess of the Cole Maximum Premium or the Spirit Maximum Premium, as applicable, the Surviving Corporation shall only obtain as much similar insurance as is reasonably practicable for an annual premium equal to the Cole Maximum Premium or the Spirit Maximum Premium, as applicable, and (iii) the Surviving Corporation shall maintain such policies in full force and effect for its full six (6) year term and continue to honor its obligations thereunder.

(c) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.6. The provisions of this Section 7.6 (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives as third party beneficiaries under this Agreement, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(d) Concurrently with the Company Merger Effective Time, the Surviving Corporation shall enter into indemnification agreements, in form and substance reasonably acceptable to Spirit, with each member of the Surviving Corporation board of directors and its executive officers, to the extent such member of the board of directors or executive officer does not have an indemnification agreement with the Surviving Corporation as of immediately prior to the Company Merger Effective Time.

Section 7.7 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Cole and Spirit shall and shall cause the Cole Subsidiaries and the Spirit Subsidiaries, respectively, and their respective Affiliates, to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Mergers so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary to consummate the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b) In connection with and without limiting the foregoing, each of Spirit and Cole shall give (or shall cause the Spirit Subsidiaries or the Cole Subsidiaries, respectively, to give) any notices to third parties, and each of Spirit and Cole shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Mergers. Each of the Parties hereto will, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, neither Cole nor Spirit shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c) Without limiting the generality of the foregoing, each of the Parties hereto acknowledges that consents and waivers with respect to the Mergers and other transactions contemplated by this Agreement may be required from certain lenders under Indebtedness of Cole and the Cole Subsidiaries, as set forth in Section 4.5(a) of the Cole Disclosure Letter (the “Cole Lender Consents”), and under Indebtedness of Spirit and the Spirit Subsidiaries, as set forth in Section 5.5(a) of the Spirit Disclosure Letter (the “Spirit Lender Consents” and, together with the Cole Lender Consents, collectively, the “Lender Consents”), and that such Lender Consents have not been obtained as of the date of this Agreement. Cole and Spirit shall, and shall cause their respective Representatives to, use reasonable best efforts to obtain each Lender Consent promptly after the date of this Agreement in accordance with Schedule 7.7(c) attached hereto. Spirit and Cole shall reasonably cooperate in connection with soliciting and obtaining the Lender Consents, including the preparation and delivery of any information relating to Cole, Spirit, the Cole Subsidiaries and the Spirit Subsidiaries as may be reasonably requested by any such lender or any loan servicer on behalf of any lender and shall generally act in a coordinated manner when a particular servicer is processing requests for both Cole Lender Consents and Spirit Lender Consents. Without limiting the foregoing, (i) each of Cole and Spirit shall give the other no less than two (2) calendar days to review and comment on all materials or documents with respect to the Lender Consents and any such materials or documents shall be revised by Cole or Spirit, as applicable, to reflect the reasonable comments of the other, (ii) neither Cole nor Spirit, nor any of their respective Representatives, shall engage or participate in any material meeting or discussion or proposed material discussion or communication with, and communications from, any lender or any loan servicer with respect to the Lender Consents and the Mergers without providing representatives of the other reasonable opportunity to participate, (iii) except as set forth in Schedule 7.7(c) attached hereto, neither Cole nor Spirit shall, nor shall permit their respective Representatives to, and neither Cole nor Spirit shall agree to, amend, modify, supplement or waive the terms and conditions of the outstanding Indebtedness or guarantees thereof, including, without limitation, changing any of the parties subject to the obligations of such Indebtedness or guarantees, of Cole or Spirit, or their respective Subsidiaries, without the prior consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), and (iv) except as set forth in Schedule 7.7(c) attached hereto, neither Cole nor Spirit nor any of their respective Subsidiaries shall make any principal payments (other than those which are regularly scheduled or required at maturity) or financial covenant modifications or establish any reserves, cash sweep requirements or cash traps in connection with obtaining the Lender Consents without the prior consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Mergers, none of Cole, Spirit, any of the Cole Subsidiaries, any of the Spirit Subsidiaries or any of their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person; provided, however, Cole, Spirit, the Cole Subsidiaries and the Spirit Subsidiaries shall pay customary processing fees and expense reimbursements and consent fees specifically required pursuant to existing loan documents to lenders, loan services and their representatives in connection with seeking the Lender Consents. Cole, Spirit and each of their respective Subsidiaries shall be bound by Schedule 7.7(c) attached hereto.

Section 7.8 Notification of Certain Matters; Transaction Litigation.

(a) The Cole Parties and their Representatives shall give prompt notice to the Spirit Parties, and the Spirit Parties and their Representatives shall give prompt notice to the Cole Parties, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b) The Cole Parties and their Representatives shall give prompt notice to the Spirit Parties, and the Spirit Parties and their Representatives shall give prompt notice to the Cole Parties, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably expected to be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, the Cole Parties and their Representatives shall give prompt notice to the Spirit Parties, and the Spirit Parties and their Representatives shall give prompt notice to the Cole Parties, if, to the Knowledge of such Party, the occurrence of any state of facts, change, development, event or condition would cause, or reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Cole Parties, the Spirit Parties or their respective Representatives to provide such prompt notice under this Section 7.8(b) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b).

(c) Each of the Parties hereto agrees to give prompt written notice to the other Parties upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the other Cole Subsidiaries or the other Spirit Subsidiaries, respectively, which could reasonably be expected to have, individually or in the aggregate, a Cole Material Adverse Effect or a Spirit Material Adverse Effect, as the case may be.

(d) The Cole Parties and their Representatives shall give prompt notice to the Spirit Parties, and the Spirit Parties and their Representatives shall give prompt notice to the Cole Parties, of any Action commenced or, to such Party’s knowledge, threatened against, relating to or involving such Party or any of the other Cole Subsidiaries or the other Spirit Subsidiaries, respectively, which relate to this Agreement, the Mergers or the other transactions contemplated by this Agreement. The Cole Parties and their Representatives shall give the Spirit Parties the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Cole Parties and/or their directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Spirit’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Spirit Parties and their Representatives shall give the Cole Parties the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Spirit Parties and/or their directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Cole’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.9 Listing. As promptly as reasonably practicable following the date of this Agreement, Cole and its Representatives shall prepare and cause to be filed with the NYSE a listing application pursuant to which the Cole Common Stock, including the Cole Common Stock to be issued in the Company Merger, will be listed on the NYSE (the “Listing”). Each of Cole and Spirit shall use its reasonable best efforts to have the Listing approved by the NYSE as promptly as practicable after such filing such that the Cole Common Stock will be listed immediately following the Company Merger Effective Time and will trade on the NYSE under the trading symbol “SRC.” Spirit shall furnish all information concerning itself and its Affiliates and provide such other assistance as may be reasonably requested by Cole in connection with the preparation and filing of the listing application. Prior to filing the listing application (or any amendment or supplement thereto) or responding to any comments of the NYSE with respect thereto, each of Cole and Spirit shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response).

Section 7.10 Section 16 Matters. Prior to the Company Merger Effective Time, Cole and Spirit shall, as applicable, take all such steps as to cause any dispositions of Spirit Common Stock (including derivative securities with respect to Spirit Common Stock) or acquisitions of Cole Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Spirit to be exempt under Rule 16b-3 promulgated under the Exchange Act. Upon request, Spirit agrees to promptly furnish Cole with all requisite information for Spirit to take the actions contemplated by this Section 7.10.

Section 7.11 Certain Tax Matters. Each of Spirit and Cole shall use their reasonable best efforts to cause the Company Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to in Section 7.16 herein. None of Spirit or Cole shall take any action, or fail to take any action, that could reasonably be expected to cause the Company Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. All Parties shall treat the Company Merger as a tax free reorganization under Section 368(a) of the Code and no Party shall take any positions for tax purposes inconsistent therewith.

Section 7.12 Dividends.

(a) From and after the date of this Agreement until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Section 9.1, neither Cole nor Spirit shall make, declare or set aside any dividend or other distribution to its respective stockholders without the prior written consent of Cole (in the case of Spirit) or Spirit (in the case of Cole); provided, however, that the written consent of the other party shall not be required (but written notice shall be given) for (i) in the case of Spirit, the authorization and payment of quarterly distributions at a rate not in excess of the regular quarterly cash dividend most recently declared prior to the date of this Agreement (which is $0.3125 and (ii) in the case of Cole, for the authorization and payment of daily distributions, payable monthly, at a rate not in excess of the regularly monthly cash dividend most recently declared prior to the date of this Agreement (which is a daily distribution of $0.001712523); provided that it is agreed that the Parties shall take such actions as are necessary to ensure that if either the holders of Cole Common Stock or the holders of Spirit Common Stock receive a distribution for a particular month or quarter, as the case may be, prior to the Closing Date, then the holders of Cole Common Stock and the holders of Spirit Common Stock, respectively, shall also receive a distribution for such month or quarter, as the case may be, whether in full or pro-rated for the applicable month or quarter, as necessary to result in the holders of Cole Common Stock and the holders of Spirit Common Stock receiving dividends covering the same periods prior to the Closing Date.

(b) Notwithstanding the foregoing or anything else to the contrary in this Agreement, each of Cole and Spirit, as applicable, shall be permitted to declare and pay a dividend to its stockholders, the record date and payment date for which shall be the close of business on the last Business Day prior to the Closing Date, distributing any amounts determined by such party (in each case in consultation with the other party) to be the minimum dividend required to be distributed in order for such party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise Tax (any dividend paid pursuant to this paragraph, a “REIT Dividend”).

(c) If either party determines that it is necessary to declare a REIT Dividend, it shall notify the other party at least 20 days prior to the date for the Cole Stockholder Meeting, in the case of a declaration by Cole, or the Spirit Stockholder Meeting, in the case of a declaration by Spirit, and such other party shall be entitled to declare a dividend per share payable (i) in the case of Cole, to holders of Cole Common Stock, in an amount per share of Cole Common Stock equal to the quotient obtained by dividing (A) the REIT Dividend declared by Spirit with respect to each share of Spirit Common Stock by (B) the Exchange Ratio and (ii) in the case of Spirit, to holders of Spirit Common Stock, in an amount per share of Spirit Common Share equal to the product of (x) the REIT Dividend declared by Cole with respect to each share of Cole Common Stock and (y) the Exchange Ratio. The record date and payment date for any dividend payable pursuant to this Section 7.13(c) shall be the close of business on the last Business Day prior to the Closing Date.

Section 7.13 Voting of Shares. Spirit shall vote all shares of Cole Common Stock beneficially owned by it or any of the Spirit Subsidiaries as of the record date for the Cole Stockholder Meeting, if any, in favor of approval of the Company Merger. Cole shall vote all shares of Spirit Common Stock beneficially owned by it or any of the Cole Subsidiaries as of the record date for the Spirit Stockholder Meeting, if any, in favor of approval of the Company Merger.

Section 7.14 Assumption of Spirit Benefit Plans and Employee Matters. Cole shall take or cause to be taken any and all actions reasonably necessary or appropriate to, as of the Company Merger Effective Time, (a) assume and adopt, or to cause the Surviving Company to assume or adopt, each Benefit Plan and agreement set forth on Section 5.14(a) of the Spirit Disclosure Letter and to maintain and to perform under such plans and agreements to the same extent as Spirit would be required to perform under such plans and agreements if the Mergers did not take place, and (b) to the extent applicable, become, or cause the Surviving Company to become, a “participating employer” (as applicable) under such Benefit Plans and agreements. Spirit shall cooperate with Cole and shall take or cause to be taken any and all actions reasonably necessary or appropriate in order to effect the provisions of this Section 7.14. Cole shall take any and all actions necessary such that neither Cole nor any Cole Subsidiary has any employees as of immediately prior to the Company Merger Effective Time.

Section 7.15 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Mergers and the other transactions contemplated by this Agreement.

Section 7.16 Tax Opinions and Representation Letters.

(a) The Cole Parties shall (i) use their commercially reasonable best efforts to obtain the opinions of counsel referred to in Section 8.2(e) and Section 8.3(f), (ii) deliver to Goodwin Procter LLP, counsel to Cole, and Latham Watkins LLP, counsel to Spirit, a tax representation letter, dated as of the Closing Date and signed by an officer of Cole and the Cole Operating Partnership, in form and substance as set forth in Exhibit G-1, with such changes as are reasonably determined by Goodwin Procter LLP to be necessary or appropriate to account for the operation of Cole after the execution of this Agreement and that are approved by Spirit, such approval not to be unreasonably withheld, and such other changes as are mutually agreeable to Spirit and Cole, containing representations of the Cole Parties for purposes of rendering the opinions described in Section 8.2(e) and Section 8.3(e), and (iii) deliver to Latham & Watkins LLP, counsel to Spirit, and Goodwin Procter LLP, counsel to Cole, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Cole and the Cole Operating Partnership, in form and substance as set forth in Exhibit G-2, with such changes as are mutually agreeable to Spirit and Cole, containing representations of the Cole Parties as shall be reasonably necessary or appropriate to enable Latham & Watkins LLP to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 8.2(f), respectively, and Goodwin Procter LLP to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 8.3(f), respectively.

(b) The Spirit Parties shall (i) use their commercially reasonable best efforts to obtain the opinions of counsel referred to in Section 8.3(e) and Section 8.2(f), (ii) deliver to Latham & Watkins LLP, counsel to Spirit, a tax representation letter, dated as of the Closing Date and signed by an officer of Spirit and Spirit Operating Partnership, in form and substance as set forth in Exhibit G-3, with such changes as are reasonably determined by Latham & Watkins LLP to be necessary or appropriate to account for the operation of Spirit after the execution of this Agreement and that are approved by Cole, such approval not to be unreasonably withheld, and such other changes as are mutually agreeable to Spirit and Cole, containing representations of the Spirit Parties for purposes of rendering the opinion described in Section 8.3(e), and (iii) deliver to Goodwin Procter LLP, counsel to Cole, and Latham & Watkins LLP, counsel to Spirit, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Spirit and Spirit Operating Partnership, in form and substance as set forth in Exhibit G-4, with such changes as are mutually agreeable to Cole and Spirit, containing representations of the Spirit Parties as shall be reasonably necessary or appropriate to enable Goodwin Procter LLP to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 8.3(f), respectively, and Latham & Watkins LLP to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 8.2(f), respectively.

Section 7.17 Name Changes. At or as soon as reasonably practicable after the Closing, the Surviving Corporation shall use commercially reasonable efforts to change the name of each Cole Subsidiary to remove the word “Cole” from such Company Subsidiary’s name.

Section 7.18 Financing Cooperation.

(a) Cole agrees to provide such assistance (and to cause the Cole Subsidiaries and its and their respective Representatives to provide such assistance) with any debt financing (the “Debt Financing”) as is reasonably requested by Spirit. Such assistance shall include, but not be limited to, the following: (i) participation in, and reasonable assistance with, the marketing efforts related to any such Debt Financing; (ii) participation by Cole’s senior management and Representatives in, and reasonable assistance with, the preparation of rating agency presentations and meetings with rating agencies as may be requested by Spirit; (iii) delivery to Spirit and its Financing Sources of any financial information pertaining to Cole and the Cole Subsidiaries reasonably necessary to obtain such Debt Financing; (iv) participation by Cole’s senior management and Representatives in the negotiation, execution and delivery of any Debt Financing documents as may be reasonably requested by Spirit; (v) taking such actions as are reasonably requested by Spirit or its Financing Sources to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining such Debt Financing; (vi) taking all actions as may be reasonably requested by Spirit or its Financing Sources in connection with the repayment of the existing Indebtedness of Cole; (vii) causing its independent auditors and other Representatives to cooperate with the Debt Financing; and (viii) taking such actions as may be required permit any cash and marketable securities of Cole and the Cole Subsidiaries to be made available to finance, in part, the Closing on the Closing Date. Cole will use its reasonable best efforts to provide, and cause its Representatives to provide, to Spirit and its financing sources such information as may be necessary so that the financing information pertaining to Cole and the Cole Subsidiaries is complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading. Notwithstanding the foregoing, none of Cole or any Cole Subsidiary shall, prior to the Closing, be required to pay any commitment or similar fee or make any other payment in connection with the existing Indebtedness of Cole. None of the representations, warranties or covenants of the Cole Parties shall be deemed to apply to, or deemed breached or violated by, any of the actions contemplated by this Section 7.18 or by any action taken by any Cole Party at the request of Spirit or its Financing Sources.

(b) Notwithstanding the foregoing, Spirit agrees that (i) the effectiveness of any definitive documentation executed by Cole or any Cole Subsidiaries shall be subject to the consummation of the Closing; (ii) this Section 7.18(b) shall not require Cole, any Cole Subsidiary or any of its Affiliates to agree to any contractual obligation relating to any proposed Debt Financing that is not conditioned upon the consummation of the Closing and that does not terminate without any liability to Cole, any Cole Subsidiary or any of their Affiliates upon the termination of this Agreement in accordance with its terms; and (iii) the Spirit Parties, on a joint and several basis, shall indemnify and hold harmless Cole, the Cole

Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of any such Debt Financing or any assistance or activities provided in connection therewith (other than historical information relating to Cole or any Cole Subsidiary) and except as may be finally judicially determined to have arisen from Cole’s or any Cole Subsidiaries’ or other Representatives’ fraud, willful misconduct, intentional misrepresentation or gross negligence.

(c) Spirit has provided to Cole a true, complete and correct copy of an executed commitment letter with respect to the Debt Financing (the “Commitment Letter”). Spirit shall not amend, replace, supplement or modify the Commitment Letter, including without limitation, as a result of obtaining alternative financing, without the prior consent of Cole (not to be unreasonably conditioned, withheld or delayed). Spirit shall keep Cole informed on a current basis in reasonable detail of the status of its efforts to arrange the Debt Financing. For the avoidance of doubt, the Parties agree that obtaining any Debt Financing or the expiration of the Syndication Period is not a condition to consummating the Mergers.

(d) All non-public or otherwise confidential information regarding Cole and the Cole Subsidiaries obtained by Spirit or its Representatives pursuant to this Section 7.18, shall be kept confidential in accordance with the Spirit Confidentiality Agreement.

Section 7.19 Non-Member Manager Removal. Prior to the Company Merger Effective Time, the Parties agree to cooperate in good faith to replace the Advisor as the non-member manager and springing member of any Cole Subsidiary effective as of the Company Merger Effective Time.

Section 7.21 Delisting and Deregistering of Securities. Spirit and Cole shall use their reasonable best efforts to cause the Spirit Common Stock to be de-listed from the NYSE and de-registered under the Exchange Act promptly following the Company Merger Effective Time.

Section 7.22 CEO Departure. From the date of this Agreement until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Section 9.1, Spirit agrees to provide prompt notice (but in no event later than 24 hours) to Cole if the current chief executive officer of Spirit, as of the date hereof, is no longer serving as the chief executive officer of Spirit or is no longer anticipated to be serving as the chief executive officer of Spirit (including, without limitation, as a result of termination of such executive’s employment by Spirit or termination by the executive or the death or disability of such executive). Promptly following such notice, the Spirit Board and the Cole Board shall cooperate and work in good faith to develop a succession plan for the purpose of appointing a successor chief executive officer. Spirit shall not appoint an individual to serve as the chief executive officer of Spirit (whether on an interim basis or otherwise) without prior consultation with the Cole Board.

ARTICLE 8

CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the Parties to this Agreement to effect the Mergers and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or (to the extent permitted by Law mutual waiver by each of the Parties at or prior to the Company Merger Effective Time) of the following conditions:

(a) Stockholder Approvals. Each of the Cole Stockholder Approval and the Spirit Stockholder Approval shall have been obtained.

(b) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority of competent jurisdiction or other legal restraint or prohibition shall be in effect which prohibits, makes illegal, enjoins, or otherwise restricts, prevents or prohibits the consummation of the Mergers or otherwise restrains, enjoins, prevents, prohibiting or making illegal the acquisition of some or all of the shares of Cole Common Stock by Cole.

(d) Listing. The Cole Common Stock, including the Cole Common Stock to be issued in the Company Merger, shall have been approved for listing on the NYSE as of, subject to official notice of issuance or prior to, immediately following the Company Merger Effective Time.

(e) Advisory and Property Management Matters Agreement. The Advisory and Property Management Matters Agreement shall be in full force and effect.

(f) Consents. The consents set forth in Schedule 7.7(c) shall been obtained as required under, and in accordance with, the terms and conditions set forth in Schedule 7.7(c).

Section 8.2 Conditions to Obligations of the Spirit Parties. The obligations of the Spirit Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Spirit, at or prior to the Company Merger Effective Time, of the following additional conditions.

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 4.1(a) and (b) (Organization and Qualification; Subsidiaries), Section 4.3(a) (Capital Structure) (except the first two sentences), Section 4.4 (Authority), Section 4.20 (Opinions of Financial Advisors), Section 4.21 (Vote Required), Section 4.22 (Brokers) and Section 4.23 (Investment Company Act), shall be true and correct in all material respects as of the date of this Agreement and as of the Company Merger Effective Time, as though made as of the Company Merger Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 4.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Company Merger Effective Time, as though made as of the Company Merger Effective Time, and (iii) each of the other representations and warranties of the Cole Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Company Merger Effective Time, as though made as of the Company Merger Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Cole Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Cole Material Adverse Effect.

(b) Performance of Covenants and Obligations of the Cole Parties. Each Cole Party shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants required to be performed by it under this Agreement on or prior to the Company Merger Effective Time.

(c) Delivery of Certificates. Cole shall have delivered to Spirit a certificate, dated the date of the Closing and signed by its chief executive officer or chief financial officer on behalf of the Cole Parties, certifying to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d) Material Adverse Change. On the Closing Date, there shall not exist any event, change, or occurrence arising after the date of this Agreement that, individually, or in the aggregate, constitutes a Cole Material Adverse Effect.

(e) Opinion Relating to REIT Qualification. Spirit shall have received the written opinion of Goodwin Procter LLP, or other counsel reasonably satisfactory to Spirit, dated as of the Closing Date and in form and substance as set forth in Exhibit C, to the effect that for all taxable periods commencing with its taxable year ended December 31, 2005 through its taxable year ended December 31, 2012, Cole has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and for the period beginning January 1, 2013 and ending with the Company Merger Effective Time, its organization and method of operation has enabled it to meet the requirements for qualification and taxation as a REIT under the Code, assuming the REIT distribution requirements for the Company’s hypothetical short tax year beginning on January 1, 2013 and ending with the Company Merger Effective Time have been satisfied (which opinion shall be based upon the representation letter described in Section 7.16, and shall be subject to customary assumptions, exceptions, limitations and qualifications).

(f) Section 368 Opinion. Spirit shall have received the written opinion of its counsel, Latham & Watkins LLP, dated as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulations S-K under the Securities Act, and the Closing Date, in form and substance as set forth in Exhibit E, respectively, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon the representation letters described in Section 7.16. The condition set forth in this Section 8.2(f) shall not be waivable after receipt of the Spirit Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

Section 8.3 Conditions to Obligations of the Cole Parties. The obligations of Cole to effect the Mergers and to consummate the Contemplated Transactions are subject to the satisfaction (to the extent permitted by Law) waiver by Cole at or prior to the Company Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 5.1(a) and (b) (Organization and Qualification; Subsidiaries); Section 5.3(a) (Capital Structure) (except the first two sentences), Section 5.4 (Authority), Section 5.20 (Vote Required), Section 5.21 (Brokers) and Section 5.22 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Company Merger Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 5.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Company Merger Effective Time, as though made as of the Company Merger Effective Time, and (iii) each of the other representations and warranties of the Spirit Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Company Merger Effective Time, as though made as of the Company Merger Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Spirit Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Spirit Material Adverse Effect.

(b) Performance of Covenants or Obligations of the Spirit Parties. Each Spirit Party shall have performed in all material respects all obligations and/or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Company Merger Effective Time.

(c) Delivery of Certificates. Spirit shall have delivered to Cole a certificate, dated the date of the Closing and signed by its chief executive officer or chief financial officer on behalf of Spirit and Spirit Operating Partnership certifying to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d) Material Adverse Change. On the Closing Date, there shall not exist any event, change or occurrence arising after the date of this Agreement that, individually or in the aggregate, constitutes a Spirit Material Adverse Effect.

(e) Opinion Relating to REIT Qualification. Cole shall have received the written opinion of Latham & Watkins LLP, or other counsel reasonably satisfactory to Cole, dated as of the Closing Date and in form and substance as set forth in Exhibit D, to the effect that for all taxable periods commencing with its taxable year ended December 31, 2003 through the Company Merger Effective Time, Spirit has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and from and after the Company Merger Effective Time, the organization and proposed method of operation of the Surviving Corporation will enable the Surviving Corporation to meet the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters, described in Section 7.16, and shall be subject to customary assumptions, limitations and qualifications).

(f) Section 368 Opinion. Cole shall have received the written opinion of its counsel, Goodwin Procter LLP, dated as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulations S-K under the Securities Act, and the Closing Date, in form and substance as set forth in Exhibit F, respectively, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon the representation letters described in Section 7.16. The condition set forth in this Section 8.3(f) shall not be waivable after receipt of the Company Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

(g) Waivers. The Waivers shall be in full force and effect.

ARTICLE 9

TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Company Merger Effective Time whether before or after the receipt of the Cole Stockholder Approval and/or the Spirit Stockholder Approval are obtained:

(a) by mutual written consent of each of Spirit and Cole duly authorized by the Cole Board and Spirit Board;

(b) by either Spirit or Cole, by written notice to the other, if:

(i) the Company Merger Effective Time shall not have occurred on or before 6:00 pm Eastern Time on July 22, 2013 (the “Initial Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Mergers to be consummated on or before the Outside Date; provided, further (i) if on the Initial Outside Date the conditions to effect the Mergers set forth in Section 8.1(a) and/or Section 8.1(f) shall not have been satisfied or waived but all other conditions to effect the Mergers set forth in Article 8 (other than those conditions in Section 8.1(a) and/or Section 8.1(f)) shall have been satisfied or waived (except for those conditions that by their nature are to be satisfied or waived at the Closing) and the outside date of the Commitment Letter (or replacement financing acceptable to the Parties) shall have been extended to September 22, 2013 (or the financing contemplated by the Commitment Letter (or replacement financing acceptable to the Parties) shall have been funded into escrow), then the Initial Outside Date shall be extended to 6:00 pm Eastern Time on September 22, 2013 (the ‘Outside Date”). As used in this Agreement, the term “Outside Date” shall mean the Initial Outside Date, unless the Initial Outside Date shall have been extended pursuant to the foregoing provision, in which case the term “Outside Date” shall mean the date to which the Initial Outside Date has been so extended; or

(ii) any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other Action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (and (A) in the case of Spirit, including the failure of the other Spirit Parties and (B) in the case of Cole, including the failure of the other Cole Parties) to perform any of its obligations under this Agreement; or

(iii) the Cole Stockholder Approval shall not have been obtained at a duly held Cole Stockholder Meeting (including any adjournment or postponement thereof) at which the Company Merger and the other transactions contemplated by this Agreement have been voted upon; provided that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to Cole where the failure to obtain such Cole Stockholder Approval was primarily caused by any action or failure to act of Cole that constitutes a material breach of this Agreement; or

(iv) the Spirit Stockholder Approval shall not have been obtained at a duly held Spirit Stockholder Meeting (including any adjournment or postponement thereof) at which the Company Merger and the other transactions contemplated by this Agreement have been voted upon; provided that the right to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to Spirit where the failure to obtain such Spirit Stockholder Approval was primarily caused by any action or failure to act of Spirit that constitutes a material breach of this Agreement; or

(c) by Cole, by written notice to Spirit:

(i) if any Spirit Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 8.3(a) or Section 8.3(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Spirit Parties within twenty (20) days of receipt by Spirit of written notice of such breach or failure; provided that Cole shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if any Cole Party is then in breach of any of its respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 8.2(a) or Section 8.2(b) would not be satisfied; or

(ii) at any time prior to the receipt of the Cole Stockholder Approval (x) in order to enter into a Cole Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.3(c) or (y) if the Cole Board shall have made a Change in Cole Recommendation as a result of an Intervening Event in accordance with Section 7.3(c); provided that, in each case, such termination shall be null and void unless Cole shall concurrently pay the Termination Fee and the Expense Fee in accordance with Section 9.3;

(iii) (x) the Spirit Board shall have made a Change in Spirit Recommendation, (y) the Spirit Parties shall have materially breached any of their obligations under Section 7.4 or (z) any Spirit Party enters into a Spirit Acquisition Agreement (other than an Acceptable Confidentiality Agreement), provided that the right to terminate under Section 9.1(c)(iii)(x) and (y) shall not be available after the receipt of the Spirit Stockholder Approval; or

(d) by Spirit, by written notice to Cole:

(i) any Cole Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 8.2(a) or Section 8.2(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Cole Parties within twenty (20) days of receipt by Cole of written notice of such breach or failure; provided that Spirit shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if any Spirit Party is then in breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 8.3(a) or Section 8.3(b) would not be satisfied;

(ii) at any time prior to the receipt of the Spirit Stockholder Approval (x) in order to enter into a Spirit Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.4(c) or (y) if the Spirit Board shall have made a Change in Spirit Recommendation as a result of an Intervening Event in accordance with Section 7.4(c); provided that, in each case, such termination shall be null and void unless Spirit shall concurrently pay the Termination Fee and the Expense Fee in accordance with Section 9.3; or

(iii) (x) the Cole Board shall have made a Change in Cole Recommendation, (y) the Cole Parties shall have materially breached any of their obligations under Section 7.3 or (z) any Cole Party enters into a Cole Acquisition Agreement (other than an Acceptable Confidentiality Agreement), provided that the right to terminate under Section 9.1(d)(iii)(x) and (y) shall not be available after the receipt of the Cole Stockholder Approval.

Section 9.2 Effect of Termination. In the event that this Agreement is terminated pursuant to Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and subject to compliance with Section 9.3, this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any Party hereto (or any of the Cole Subsidiaries, Spirit Subsidiaries or any of Cole’s or Spirit’s respective Representatives), and all rights and obligations of any Party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary (a) no such termination shall relieve any Party hereto of any liability or damages resulting from or arising out of fraud or any material breach of this Agreement; and (b) the Confidentiality Agreements, this Section 9.2, Section 9.3, Section 9.6, Article 10 and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 9.1. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 9.3 Termination and Expense Fees.

(a) If, but only if, this Agreement is terminated:

(i) by either Cole or Spirit pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) or by Spirit pursuant to Section 9.1(d)(i) and (A) in the case of a termination pursuant to Section 9.1(b)(i), the Spirit Stockholder Approval shall have been obtained and the Cole Stockholder Approval shall not have been obtained prior to such termination, and (B) Cole (x) receives or has received a bona fide Cole Acquisition Proposal after the date of this Agreement, which proposal has been publicly announced prior to the date of the Cole Stockholder Meeting, and (y) within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, a Cole Acquisition Proposal, then Cole shall pay, or cause to be paid, to Spirit a fee equal to the Termination Fee plus, if not previously paid pursuant to Section 9.3(a)(iv) below, the Expense Fee, by wire transfer of same day funds to an account designated by Spirit, not later than the consummation of such transaction arising from such Cole Acquisition Proposal; provided, however, that for purposes of this Section 9.3(a)(i), the references to “twenty percent (20%)” in the definition of Cole Acquisition Proposal shall be deemed to be references to “fifty percent (50%);

(ii) [Intentionally Omitted]; or

(iii) by either Cole or Spirit pursuant to Section 9.1(b)(i) or Section 9.1(b)(iv) or by Cole pursuant to Section 9.1(c)(i) and (A) in the case of a termination pursuant to Section 9.1(b)(i), the Cole Stockholder Approval shall have been obtained and the Spirit Stockholder Approval shall not have been obtained prior to such termination, and (B) Spirit (x) receives or has received a bona fide Spirit Acquisition Proposal, which proposal has been publicly announced prior to the date of the Spirit Stockholder Meeting and (y) within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, a Spirit Acquisition Proposal, then Spirit shall pay, or cause to be paid, to Cole the Termination Fee plus, if not previously paid pursuant to Section 9.3(a)(v) below, the Expense Fee, by wire transfer of same day funds to an account designated by Cole, not later than the consummation of such transaction arising from such Spirit Acquisition Proposal; provided, however, that for purposes of this Section 9.3(a)(iii), the references to “twenty percent (20%)” in the definition of Spirit Acquisition Proposal shall be deemed to be references to “fifty percent (50%); or

(iv) by either Cole or Spirit pursuant to Section 9.1(b)(iii), Cole shall pay, or cause to be paid, to Spirit the Expense Fee (by wire transfer to an account designated by Spirit) within two (2) Business Days of such termination; or

(v) by either Cole or Spirit pursuant to Section 9.1(b)(iv), then Spirit shall pay, or cause to be paid, to Cole the Expense Fee (by wire transfer to an account designated by Cole) within two (2) Business Days of such termination; or

(vi) by Cole pursuant to Section 9.1(c)(ii) then Cole shall pay, or cause to be paid, to Spirit the Termination Fee together with the Expense Fee, by wire transfer of same day funds to an account designated by Spirit as a condition to the effectiveness of such termination; or

(vii) by Cole pursuant to Section 9.1(c)(iii) then Spirit shall pay, or cause to be paid, to Cole the Termination Fee together with the Expense Fee, by wire transfer of same day funds to an account designated by Cole, within two (2) Business Days of such termination;

(viii) by Spirit pursuant to Section 9.1(d)(ii) then Spirit shall pay, or cause to be paid, to Cole the Termination Fee together with the Expense Fee, by wire transfer of same day funds to an account designated by Cole as a condition to the effectiveness of such termination; or

(ix) by Spirit pursuant to Section 9.1(d)(iii), then Cole shall pay, or cause to be paid, to Spirit the Termination Fee together with Expense Fee, by wire transfer of same day funds to an account designated by Spirit, within two (2) Business Days of such termination.

(b) Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that:

(i) under no circumstances shall Cole or Spirit be required to pay the applicable Termination Fee or the Expense Fee earlier than one (1) full Business Day after receipt of appropriate wire transfer instructions from the Party entitled to payment;

(ii) under no circumstances shall Cole or Spirit be required to pay the applicable Termination Fee and the Expense Fee on more than one occasion; and

(iii) neither Cole nor Spirit shall be required to pay any amount in excess of the sum of the applicable Termination Fee and the Expense Fee, except as set forth in Section 9.3(c) or in the case of such party’s fraud or material breach of this Agreement.

(c) Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the applicable Termination Fee nor the Expense Fee is a penalty, and (iii) without these agreements, the Parties would not enter into this Agreement; accordingly, if Cole or Spirit, as the case may be, fails to timely pay any amount due pursuant to this Section 9.3 and, in order to obtain such payment, either Cole or Spirit, as the case may be, commences a suit that results in a judgment against the other Party for the payment of any amount set forth in this Section 9.3, such paying Party shall pay the other Party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of five percent (5%) for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

(d) (i) If one Party to this Agreement (the “Fee Payor”) is required to pay another Party to this Agreement (the “Fee Payee”) an Expense Fee, such Expense Fee shall be paid into escrow on the date such payment is required to be paid by the Fee Payor pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 9.3(d). In the event that the Fee Payor is obligated to pay the Fee Payee the Expense Fee, the amount payable to the Fee Payee in any tax year of the Fee Payee shall not exceed the lesser of (i) the Expense Fee of the Fee Payee, and (ii) the sum of (A) the maximum amount that can be paid to the Fee Payee without causing the Fee Payee to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Fee Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Fee Payee’s independent accountants, plus (B) in the event the Fee Payee receives either (x) a letter from the Fee Payee’s counsel indicating that the Fee Payee has received a ruling from the IRS as described below in this Section 9.3(d) or (y) an opinion from the Fee Payee’s outside counsel as described below in this Section 9.3(d), an amount equal to the excess of the Expense Fee less the amount payable under clause (A) above.

(ii) To secure the Fee Payor’s obligation to pay these amounts, the Fee Payor shall deposit into escrow an amount in cash equal to the Expense Fee with an escrow agent selected by the Fee Payor on such terms (subject to this Section 9.3(d)) as shall be mutually agreed upon by the Fee Payor, the Fee Payee and the escrow agent. The payment or deposit into escrow of the Expense Fee pursuant to this Section 9.3(d) shall be made at the time the Fee Payor is obligated to pay the Fee Payee such amount pursuant to Section 9.3 by wire transfer. The escrow agreement shall provide that the Expense Fee in escrow or any portion thereof shall not be released to the Fee Payee unless the escrow agent receives any one or combination of the following: (i) a letter from the Fee Payee’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the Fee Payee without causing the Fee Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the Fee Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the Fee Payee, or (ii) a letter from the Fee Payee’s counsel indicating that (A) the Fee Payee received a ruling from the IRS holding that the receipt by the Fee Payee of the Expense Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) the Fee Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Fee Payee of the Expense Fee should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Expense Fee to the Fee Payee. The Fee Payor agrees to amend this Section 9.3(d) at the reasonable request of the Fee Payee in order to (i) maximize the portion of the Expense Fee that may be distributed to the Fee Payee hereunder without causing the Fee Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve the Fee Payee’s chances of securing a favorable ruling described in this Section 9.3(d) or (iii) assist the Fee Payee in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.3(d). Any amount of the Expense Fee that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.3(d), provided that the obligation of the Fee Payor to pay the unpaid portion of the Expense Fee shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement.

Section 9.4 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties hereto by action taken or authorized by their respective boards of directors (or similar governing body or entity) at any time before or after receipt of the Cole Stockholder Approval or the Spirit Stockholder Approval and prior to the Company Merger Effective Time; provided, however, that after the Cole Stockholder Approval or the Spirit Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Spirit Common Stock, or which by applicable Law or in accordance with the rules of any stock exchange requires the further approval of the stockholders of Cole or Spirit without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the Parties hereto. Notwithstanding anything to the contrary contained herein, Sections 10.3, 10.5, 10.6, 10.9 and 10.11 and this sentence (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented or otherwise modified in any manner that negatively impacts or is otherwise adverse in any respect to the Financing Sources with the prior written consent of the Financing Sources.

Section 9.5 Waiver. At any time prior to the Effective Time, subject to applicable Law, any Party hereto may (a) extend the time for the performance of any obligation or other act of any other Party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 9.4, waive compliance with any agreement or condition contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Cole Parties or the Spirit Parties in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.6 Fees and Expenses. Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such Expenses, whether or not the transactions contemplated by this Agreement are consummated; provided, however, that Cole and Spirit shall share equally all Expenses related to the printing and filing of the Form S-4 and the printing, filing and distribution of the Joint Proxy Statement, other than attorneys’ and accountants’ fees.

Section 9.7 Transfer Taxes. Spirit and Cole shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Company Merger Effective Time, the Surviving Corporation and the Surviving Partnership shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of the Spirit Common Stock, all Transfer Taxes.

ARTICLE 10

GENERAL PROVISIONS

Section 10.1 Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Company Merger Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Company Merger Effective Time.

Section 10.2 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a)	if to the Cole Parties to:

c/o Cole Credit Property Trust II, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

Attn: Kimberly J. Smith

Fax: (480) 449-7019

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Attn: Gilbert G. Menna, Esq.

        Suzanne D. Lecaroz, Esq.

Fax: (617) 523-1231

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attn: John M. Loder, Esq.

        Amanda McGrady Morrison, Esq.

Fax: (617) 235-9223

(b)	if to the Spirit Parties to:

Spirit Realty Capital, Inc.

16767 North Perimeter Drive

Suite 210

Scottsdale, AZ 85260-1042

Attn: Thomas H. Nolan Jr.

Fax: (480) 606-0826

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, CA 90071

Attn: Julian Kleindorfer, Esq.

        Bradley A. Helms, Esq.

Fax: (213) 891-8763

Section 10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document form (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits, the Company Disclosure Letter and the Spirit Disclosure Letter) and the Confidentiality Agreements (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and, (ii) except for the provisions of (A) Article 3 (which from and after the Company Merger Effective Time shall be for the benefit of holders of shares of Spirit Common Stock immediately prior to the Company Merger Effective Time), (B) Section 7.6 (which, from and after the Company Merger Effective Time shall be for the benefit of the Indemnified Parties), and (C) Sections 10.3, 10.5, 10.6, 10.9 and 10.11 (of which any Financing Sources shall be third party beneficiaries and may enforce such provisions), are not intended to confer upon any Person other than the Parties hereto any rights or remedies.

Section 10.6 Governing Law.

(a) This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b) Notwithstanding the foregoing, each of the Parties hereto agrees that it will not bring any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against, the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, located in the Borough of Manhattan, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and, in each case, appellate courts thereof). The Parties agree that any of them may file a copy of this paragraph with any court as written evidence of knowing, voluntary and bargained agreement between the Parties irrevocably waiving any objections to venue or convenience of forum.

Section 10.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.8 Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article 9, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Maryland or in any Maryland State court and each Party hereto hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the Parties hereto (i) consents to submit itself (without making such submission exclusive) to the personal jurisdiction of any federal court located in the State of Maryland or any Maryland State court if any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

Section 10.9 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO THE DEBT FINANCING). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.9.

Section 10.10 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

Section 10.11 No Recourse to Financing Sources. Notwithstanding any provision of this Agreement, the Cole Parties agree on their behalf and on behalf of the Cole Subsidiaries and their Affiliates that none of the Financing Sources shall have any liability or obligation to Cole or the Cole Subsidiaries and their Affiliates relating to this Agreement or any of the transactions contemplated herein (including the Debt Financing). This Section 10.11 is intended to benefit and may be enforced by the Financing Sources and shall be binding on all successors and assigns of Cole.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

COLE CREDIT PROPERTY TRUST II, INC.

By:	/s/ Christopher H. Cole
Name:	Christopher H. Cole
Title:	Chief Executive Officer

COLE OPERATING PARTNERSHIP II, LP

By:	Cole Credit Property Trust II, Inc.
Its:	General Partner

	By:	/s/ Christopher H. Cole
	Name:	Christopher H. Cole
	Title:	Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

SPIRIT REALTY CAPITAL, INC.

By:	/s/ Peter M. Mavoides
Name:	Peter M. Mavoides
Title:	President and COO

SPIRIT REALTY, L.P.

By:	Spirit General OP Holdings, LLC
Its:	General Partner

	By:	/s/ Michael Bender
	Name:	Michael Bender
	Title:	Chief Financial Officer

[Signature Page 2 of 2 to the Agreement and Plan of Merger]